United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Table of Contents

BRGAAP Press Release

BRGAAP Financial Pages

A-Quarterly information

1- Balance Sheet

2- Statement of Income

3- Statement of Changes in Stockholders’ Equity

4- Statement of Cash Flows

5- Notes to the Quarterly information at March 31, 2007 and 2006

5.1-Operations

5.2-Presentation of Quarterly information

5.3-Principles and Practices of Consolidation

5.4-Significant Accounting Policies

5.5-Acquisitions and disposals

5.6-Inventories

5.7-Taxes to recover or offset

5.8-Income Tax and Social Contribution

5.9-Investments — Consolidated

5.10-Intangible

5.11-Property, Plant and Equipment

5.12-Loans and Financing

5.13-Contingent Liabilities

5.14-Provision for asset retirement obligations

5.15-Paid-up Capital

5.16-Treasury Stock

5.17-Distribution to Stockholder ´s

5.18-Financial Result

5.19-Financial Instruments — Derivatives

5.20-Selling, Administrative , Other Operating Expenses and Non Operating Income

6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

7- Report of the Independent Accountants

B- Additional Information

8- Cash generation (Unaudited)

9- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Signature Page

BR GAAP
BOVESPA: VALE3, VALE5 NYSE: RIO, RIOPR LATIBEX: XVALO, XVALP	REAPING THE REWARDS OF DIVERSIFICATION CVRD performance in the first quarter of 2007
www.cvrd.com.br
rio@cvrd.com.br
Investor Relations
Department
Roberto Castello Branco
Alessandra Gadelha
Marcelo Silva Braga
Patricia Calazans
Theo Penedo
Virgínia Monteiro
Tel: (5521) 3814-4540
Rio de Janeiro, May 3rd 2007 — Companhia Vale do Rio Doce (CVRD) maintained in the first quarter of 2007 (1Q07) performance consistent with its focus on continuous improvement deriving from its efforts to make the best use of opportunities presented by the long cycle of minerals and metals through investment in organic growth and acquisitions backed by rigorous discipline in capital allocation. These efforts have produced strong expansion in the Company’s productive capacity and diversification of its assets portfolio, which, among other benefits, has allowed it to leverage its exposure to the economic cycle.
The main financial performance highlights in 1Q07:
•	Gross revenue of R$ 16.629 billion;

•	Consolidated exports of US$ 2.441 billion, up 7.0% on 1Q06.

•	Net exports (exports less imports) of US$ 2.264 billion, 10.2% higher than the figure reported in 1Q06. CVRD contributed 26.0% to Brazil’s trade surplus in 1Q07, of US$ 8.695 billion;

•	Operating profit, as measured by EBIT(earnings before interest and tax) of R$ 8.080 billion;

•	EBIT margin of 49.7%, compared to 40.7% in 1Q06;

•	Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortisation) of R$ 8.936 billion;

•	Net earnings of R$ 5.095 billion, corresponding to earnings per share of R$ 2.11.

•	Return on net equity (ROE) of 37.0%, compared to 34.7% in 1Q06.
Investment of US$ 1.36 billion1 was carried out in the quarter, US$ 923 million being spent on organic growth and US$ 437 million on the

[1] Calculated according to generally accepted accounting principles in the United States (US GAAP).
The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with generally accepted accounting principles in Brazil (Brazilian GAAP). Under the criteria of Brazilian GAAP, companies are consolidated in which CVRD has effective control or shared control defined under a shareholders’ agreement. In the case of companies in which CVRD has effective control, consolidation is carried out based on 100% and the difference between this amount and the percentage of CVRD’s equity stake in the capital of the subsidiary is discounted at the minority shareholders’ line. The main subsidiaries of CVRD are: CVRD Inco (from 4Q06, without adjustment in previous periods), MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), Log-In, CVRD International and CVRD Overseas. In the case of companies where control is share, consolidation is in proportion to CVRD’s equity stake in each company. The main companies in which CVRD has shared control, as at March 31, 2007, were MRN, Kobrasco, Nibrasco, Hispanobras, Itabrasco, Samarco and CSI.
1Q07

BR GAAP
maintenance of existing operations. In addition to these investments, in January 2007 the acquisition of 100% of Inco Ltd. (now CVRD Inco) was concluded, with the payment of US$ 2.053 billion to outstanding shareholders, while in April payment was made for the acquisition of AMCI Holdings Australia, for Au$835 million, equivalent to US$ 656 million.
AMCI Australia will be consolidated into CVRD financial statements as from 2Q07.
On April 30, the Company distributed the first dividend tranche for 2007, of R$ 0.69 per share, or US$ 0.34 per share, totalling US$ 825 million. The second installment proposed in January of this year, of US$ 825 million, will be considered at the meeting of the CVRD Board of Directors scheduled for October 18, 2007. If the proposal is approved, our shares will be traded ex-dividend on October 19 on Bovespa and NYSE, and dividend payment will be on October 31.
It worth to remember that the 1Q06 figures do not include CVRD Inco and that 4Q06 figures include 2 months of consolidation, while 1Q07 figures include total consolidation.
SELECTED FINANCIAL INDICATORS*

					R$ million
	1Q06	4Q06	1Q07%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross operating revenues	8,281	16,692	16,629	100.8	-0.4
Exports (US$ million)	2,282	2,419	2,441	7.0	0.9
Net exports (US$ million)	2,054	2,225	2,264	10.2	1.8
EBIT	3,240	7,080	8,080	149.4	14.1
EBIT margin (%)	40.7	43.4	49.7	—	—
EBITDA	3,753	7,957	8,936	138.1	12.3
Net earnings	2,184	3,368	5,095	133.3	51.3
Net earnings per share (R$)	0.90	1.39	2.11	—	—
Annualized ROE (%)	34.7	34.4	37.0	—	—
Capex** (US$ million)	1,126	19,611	1,360	20.8	-93.1

*	Financial indicators take into account CVRD Inco consolidation from 4Q06.

**	Acquisitions included
      BUSINESS PROSPECTS
The global economy continues to expand above 4% for the fifth year running, which may be the longest period of growth since the Second World War. Productivity growth, the globalization of markets, continuing low rates of inflation and expectations anchored on sound monetary policies have been important levers for global prosperity.
As a consequence of the strong global growth and of Chinese economic development, minerals and metals markets are also going through a long up cycle. Taking as a basis the behavior of the LMEX, the London Metal Exchange index for base metals (aluminum, copper, nickel, zinc, tin and lead), the present cycle is 65th month old accumulating a 330% increase. This is by far the longest cycle in metal prices since 1970.
The same factors that helped to explain the growth of the global economy until now will continue to influence its performance over the next 12 to 18 months. Thus we expect robust expansion in global economic activity in 2007 and 2008, with a transition in the short term to a more moderate and sustained growth rate than the 5.4% observed in 2006 by the IMF.
In the Euro zone, the normalization of monetary policies, affected through the gradual raising of short term interest rates by the European
1Q07

BR GAAP
Central Bank, has been well absorbed, mainly by Germany, its largest economy. The German IFO research released recently shows growing optimism in relation to the future, suggesting that the German economy is being influenced by domestic factors such as increased investments and gains in productivity not fully factored into previous estimates.
The rest of the Euro zone economy is also expanding at a relatively high rate and the picture is similar in the UK.
In Japan, where imports of iron ore for the fiscal year, which ended in March, were the highest since the end of the period of accelerated growth in the first half of the 70’s, prospects are good. GDP is expected to grow at a rate slightly above the long term trend, stimulated by increased investment.
In China, 1Q07 was the fifth quarter running with GDP growth higher than 10% a year, with a growth rate of 11.1%, lower only than the 11.5% seen in 2Q06. Industrial production is growing at 17% a year and investments in fixed assets at 25%.
Although inflation rose in March, core inflation is close to 2%, in line with the main economies in the world. Since China has a quasi-fixed exchange rate regime, its inflation naturally tends to converge to the rate prevailing in the rest of the world. Consequently we consider the risk of increased inflation to be low and not to pose a threat to GDP growth.
In general, the emerging market economies in Asia, Eastern Europe and Latin America continue to enjoy extraordinarily favorable conditions, with gains in terms of exchange, substantial influx of foreign capital, low inflation and strong economic growth.
In the United States, where the economy had been growing at 3.5% a year since the beginning of 2003, the rate of expansion fell to an average of 1.9% from the third quarter of last year, as a result of the gradual tightening of monetary policies between June 2004 and June 2006 and the strong correction in the residential real estate market.
The US housing downturn poses the main risk for continued global expansion. An American recession could cause a significant negative impact on global economic growth since the United States is responsible for a third of the world’s GDP (at market exchange rates), is the world’s largest importer and has the most sophisticated capital market in the world.
However, there are several reasons to minimize this risk.
Firstly, it is not yet clear whether the present situation is a mid-cycle pause, as occurred in 1986 and 1995, or if it represents the early stages of a protracted slowdown. So far, there was no spillover of the housing downturn into other sectors of the US economy with consumer spending continuing to grow and healthy financial market conditions.
Past experience tells us that there could be a synchronization in the deceleration of global economic activity caused by events of a global nature (the first petroleum shock of 1974), by the coincidence of macro-economic restrictive policies (as at the beginning of the 80’s) or by global movements in the prices of financial assets (as in the generalized fall in equity prices in 2000).
The spillover of the current deceleration in the United States to other countries is limited by the fact that it is caused by factors specific to the American economy, concentrated in the housing market which import content is very small. The present situation tends to approximate much
1Q07

BR GAAP
more of the one that was originated by the solvency problems of savings and loan associations (S&L), a question circumscribed to the American economy and with no common elements to the rest of the world, that caused a brief recession in the US in 1991 without causing a spillover into the global economy.
Therefore, this suggests that the performance of the rest of the global economy can decouple from the US economy, continuing to support the current minerals and metals cycle.
Fundamentals of the various segments of the minerals and metals markets remain very robust allowing us to maintain our optimism about the future performance of CVRD. Consumption is growing considerably, there is practically no idle capacity, supply reaction is slow and inventories are at very low levels.
Steel production continues to expand, growing by 10.2% in 1Q07 relative to 1Q06, with China as the main engine, at 22.3%. Production in the rest of the world is growing at a relatively high rate, 4.4%, with expansion in all regions except North America. As a reflection of the robustness of global demand, increase in production has been accompanied by a rise in prices of steel products since December 2006. At the end of April 2007, the CRU Global steel price index (CRUspi) surpassed the previous historic peak recorded in July 2006.
The intensity of this movement has put considerable pressure on the demand for metallics (pig iron, scrap and HBI), whose prices have risen significantly, iron ore and pellets.
In spite of the increase in local production, Chinese imports of iron ore in 1Q07, on a de-seasonalized and annualized basis, reached 417.8 million metric tons, which is 28% more than the 326.3 million metric tons imported in 2006.
At the same time iron ore spot prices have risen, continuing the growth which started in October 2006, reaching levels about US$ 10 higher than the C&F prices of CVRD products in China, in spite of record prices of maritime freight from Brazil to Asia.
Nickel prices have beaten historic records as a result of the significant growth in demand in a environment characterized by historically low inventories, and supply growth restrictions, with no new projects coming on stream in 2007/2008.
It is hoped that growth in global stainless steel production will continue to slow in the next few months to a rate more sustainable in the long term. Demand for nickel for other applications coming from the oil and gas industries, aerospace and batteries holds firm, and no sudden changes are expected.
Although the expansion in stainless steel output is expected to be lower this year, 7% as opposed to 16% in 2006, and in spite of the substantial increase in production of nickel pig iron in China, we estimate that the growth in nickel supply will be sufficient only to meet the increase in consumption, with nothing available for the necessary replacement of inventories.
In the face of the severe shortage of refined nickel, increased production of nickel pig iron is supporting at the margin the growth of series 200 stainless steel production in China. However, there are various challenges to be overcome: high production costs, logistics (imports of millions tons of lateritic nickel ore), low nickel content and high levels of sulphur and phosphorous, intensive energy consumption and the negative impact on the environment.
Global aluminum consumption grew at an average annual rate of 7.9% in the period 2002/2006, which was due not only to China, but also to its increased use in various applications. In the short term, the significant increase in production by China and the weakening of demand in the
1Q07

BR GAAP
USA have not been able to change the price trend. Prices have remained at about US$ 2,700 per metric ton since 4Q06, due to the strong demand from Asia, Europe and Latin America.
The resumption of Chinese imports reversed the trend of falling copper prices initiated in May 2006. Supply of this metal, like nickel, faces multiple constraints to its expansion, although there are no technological hurdles to be overcome.
The mines in operation are suffering from the effects of lack of off-road tires and decline in grades, there is no inventory of projects of a significant size coming on stream and those being developed have faced numerous difficulties, such as long lead times for delivery of equipment, high investment costs and delays with environmental licenses.
      GROSS REVENUES
CVRD’s gross operating revenues in 1Q07 amounted to R $16.629 billion, up 100.8% compared to the figure in 1Q06, of
R$ 8.281 billion.
The consolidation of CVRD Inco contributed R$ 6.743 billion to the company’s operating revenues in 1Q07, compared to 1Q06. Price increases accounted for R$ 1.273 billion of the increase, variations in volume for R$ 642 million, while the depreciation of the US Dollar against the Brazilian Real in the period analysed had a negative impact of R$ 310 million.
Shipments of non-ferrous minerals represented 43.0% of gross revenue, overtaking ferrous minerals for the first time, the latter contributing 40.7%. This was due to raised nickel prices and, on the other hand, to the fact that the new iron ore and pellet prices for 2007 were not incorporated into 1Q07 revenue. Aluminum chain products — bauxite, alumina and primary aluminum — made up 8.6% and logistics services 4.9%.
Asia continued to be the Company’s main sales destination in 1Q07 accounting for 43.7% of total revenues, followed by the Americas with 34.2%. The increase in the proportion of sales to the Asian market was primarily due to higher shipments to China, Japan and South Korea.
Sales revenue to China continued to grow in 1Q07, increasing by 77.0% from R$ 1.495 billion in 1Q06, to R$ 2.646 billion in 1Q07.
In spite of the Brazilian market contribution of R$ 2.233 billion, up 26.8% related to 1Q06, the participation of this market in the Company’s total revenue decreased from 21.3% in 1Q06 to 13.4% in 1Q07.
1Q07

BR GAAP
GROSS REVENUES – BY PRODUCT

						R$ million
	1Q06%		4Q06%		1Q07%
Ferrous minerals	5,754	69.5	7,297	43.7	6,762	40.7
Iron ore and pellets	5,480	66.2	6,930	41.5	6,444	38.8
Iron ore	4,147	50.1	5,418	32.5	4,906	29.5
Pellets	1,333	16.1	1,512	9.1	1,538	9.2
Pelletizing plants operation services	18	0.2	18	0.1	17	0.1
Manganese and ferro-alloys	256	3.1	349	2.1	301	1.8
Non ferrous minerals	397	4.8	6,624	39.7	7,158	43.0
Contained copper	242	2.9	1,029	6.2	760	4.6
Nickel	—	—	5,088	30.5	5,973	35.9
Cobalt	—	—	40	0.2	60	0.4
Precious metals	—	—	38	0.2	46	0.3
PGMs	—	—	183	1.1	147	0.9
Potash	49	0.6	93	0.6	67	0.4
Kaolin	106	1.3	152	0.9	105	0.6
Aluminum	1,053	12.7	1,496	9.0	1,432	8.6
Logistics	704	8.5	849	5.1	807	4.9
Railroads	535	6.5	639	3.8	617	3.7
Ports	106	1.3	136	0.8	127	0.8
Shipping	63	0.8	74	0.4	63	0.4
Steel products	349	4.2	333	2.0	332	2.0
Others	24	0.3	93	0.6	138	0.8
Total	8,281	100.0	16,692	100.0	16,629	100.0
GROSS REVENUES — BY DESTINATION

						R$ million
	1Q06%		4Q06%		1Q07%
Americas	2,854	34.5	5,300	31.8	5,695	34.2
Brazil	1,761	21.3	2,294	13.7	2,233	13.4
USA	526	6.4	1,447	8.7	1,943	11.7
Canada	164	2,0	1,094	6.6	974	5.9
Others	403	4,9	465	2.8	545	3.3
Asia	2,840	34.3	7,082	42.4	7,261	43.7
China	1,495	18.1	2,807	16.8	2,646	15.9
Japan	837	10.1	2,039	12.2	1,880	11.3
Others	508	6.1	2,236	13.4	2,735	16.4
Europe	2,175	26.3	3,740	22.4	3,259	19.6
Rest of the World	412	5.0	570	3.4	415	2.5
Total	8,281	100.0	16,692	100.0	16,629	100.0
CONTROLLING COSTS
In the first quarter of the year, the Company’s cost of goods sold (COGS) totalled R$ 7.247 billion, down 3.7% on the figure in 4Q06 of R$ 7.524 billion. In 1Q06 COGS was US$ 3.945 billion.
A significant slice of the increased costs, when compared to 1Q06 — R$ 2.772 billion — is explained by the consolidation of CVRD Inco. Disregarding the effects of the consolidation of CVRD Inco, COGS would have amounted to R$ 4.475 billion in 1Q07, up 13.4% compared to 1Q06.
1Q07

BR GAAP
Wider diversification of the Company’s asset portfolio has provoked a change in COGS composition, with the acquisition of products becoming a major component, amounting to R$ 1.482 billion, representing 20.4% of total COGS. Purchases carried out by CVRD Inco totalled US$ 931 million in the quarter. This amount included both the purchase of refined product for resale, as well as the purchase of concentrate and intermediary nickel products which are processed at our refineries. However, it is worthwhile mentioning that there is a strong cyclical component to this cost item, since both quantities and prices of goods bought are directly influenced by global economic cycles.
Disregarding this tranche, the cost of purchasing products totalled R$ 551 million, in line with that in 1Q06, of R$ 524 million.
In 1Q07, CVRD acquired 1.831 million tons of iron ore from small mining companies located in the state of Minas Gerais, compared to 3.214 million tons in 1Q06. Over the last 18 months, the Company has been reducing its volume of purchases having in mind the various projects coming on stream, which have considerably increased production levels.
Expenditure on material contributed to R$ 1.156 billion in COGS, equivalent to 16.0% of total COGS, R$ 280 million being related to CVRD Inco. Disregarding this tranche, expenditure on material was up 23.0%. The main components that make up this item are: expenditure on equipment parts and components, inputs, tyres and conveyor belts.
Expenditure on outsourced services, of R$ 997 million, represented 13.8% of COGS in the quarter. Disregarding the amount related to CVRD Inco, of R$ 192 million, this item showed a drop of 6.9% compared to the figure in 1Q06, of R$ 865 million. These services mainly consisted of the servicing of equipment and installations, R$ 211 million, the hiring of rail freight transport, basically for the transport of iron ore produced in the Southern System, R$ 154 million, and the removal and transfer of waste and ores, R$ 109 million.
The reduction in outsourced services as a proportion of total expenditure is the result of the Company’s efforts to keep such expenditure under control. Among such initiatives, we can highlight the restructuring of various service contracts, concentrating the service in a single supplier, rather than using several suppliers to carry out different parts of a service; the development of partnerships with suppliers and the reallocation “in-house” of the removal and transfer of waste and ores, which although increasing the level of expenditure among other COGS items, such as staff, fuel and maintenance, has resulted in a reduction of more than the cost of these services, were they to be subcontracted.
In the first quarter of the year, expenditure on electricity, fuel and gas totalled R$ 1.142 billion. Disregarding the expenditure on these items by CVRD Inco, these expenses amounted to R$ 912 million, up R$ 152 million compared to 1Q06. This expenditure increase was due to intensification of the Company’s activities and increases in the price of fuel and electricity.
Personnel expenses amounted to R$ 964 million, of which CVRD Inco was responsible for R$ 514 million. In 1Q06 these expenses totalled R$ 372 million. This rise reflects a salary adjustment for employees in Brazil, of 3.0% from January 2007, as well as an increase in the size of the workforce as a result of expansion in business activity and exchange-rate variation.
1Q07

BR GAAP
In 1Q07, fines paid on shiploading delays in CVRD’s maritime ports, known as demurrage, amounted to R$ 34 million, 61.9% higher than the amount of fines paid in 1Q06. Operational problems on the Company’s railroads due to the rainy season in Brazil resulted in the transport of insufficient iron ore to the stockyards at the ports, resulting in delays to shiploading and higher demurrage expenses.
As a consequence of the expansion in CVRD’s asset base, which increased from R$ 41.917 billion at the end of 1Q06, to R$ 93.435 billion at the end of 1Q07, there was an increase of R$ 366 million in depreciation and exhaustion expenses, compared to 1Q06. CVRD Inco contributed R$ 261 million to this increase.
Sales, general and administrative expenses totalled R$ 602 million, up R$ 166 million compared to 1Q06.
Expenditure on research and development (R&D) of R$ 239 million, was 53.2% higher than the figure in 1Q06, of R$ 156 million. The increase seen over the last few years has been due to the Company’s strategy of focusing on organic growth, which necessarily implies higher investment in mineral prospecting and feasibility studies for the development of mineral deposits in various countries.
Other operational expenses totalled R$ 82 million in 1Q07, down R$ 107 million on 1Q06. This variation is basically explained by the reversion of R$ 317 million, booked as provision for tax payment – PIS/COFINS, based in a court decision.
COGS BREAKDOWN

						R$ million
	1Q06%		4Q06%		1Q07%
Personnel	372	9.4	1,000	13.3	964	13.3
Material	712	18.0	1,011	13.4	1,156	16.0
Fuel oil and gases	456	11.6	765	10.2	680	9.4
Outsourced services	865	21.9	1,328	17.7	997	13.8
Electric energy	304	7.7	451	6.0	462	6.4
Acquisition of products	524	13.3	1,712	22.8	1,482	20.4
Depreciation and exhaustion	368	9.3	754	10.0	734	10.1
Goodwill amortization	92	2.3	45	0.6	51	0.7
Others	252	6.4	458	6.1	721	9.9
Total	3,945	100.0	7,524	100.0	7,247	100.0
OPERATIONAL PERFORMANCE: NEW RECORDS
In 1Q07, operating profit, as measured by EBIT, reached a new quarterly record: R$ 8.080 billion, the highest in the Company’s history.
EBIT was up R$ 4.840 billion on 1Q06, the result of an increase of R$ 8.284 billion in net revenue, and the negative effect of a R$ 3.303 billion increase in COGS and R$ 142 million in net operational expenses.
Of this amount, CVRD Inco was responsible for R$ 3.660 billion. If the contribution from this subsidiary were to be disregarded, EBIT in 1Q07 would still have been 36.4% higher than in the same period a year earlier.
The Company’s EBIT margin in 1Q07 amounted to 49.7%, compared to 40.7% in 1Q06.
RECORD NET EARNINGS
In 1Q07, the Company’s net earnings amounted to R$ 5.095 billion, equivalent to R$ 2.11 per share, up 133.3% compared to the result in 1Q06, of R$ 2.184 billion. The tranche related to earnings from CVRD Inco amounted to R$ 1.584 billion in 1Q07.
1Q07

BR GAAP
CVRD’s net financial result in 1Q07 was a negative R$ 208 million, compared to R$ 259 million, also negative, in 1Q06.
Financial expenses increased from R$ 527 million in 1Q06, to R$ 1.404 billion in 1Q07. Interest expenses were up due to an increase in total debt from US$ 6.063 billion in 1Q06 to US$ 23.480 billion in 1Q07.
In 1Q07 financial revenues totalled R$ 291 million, compared to R$ 108 million in 1Q06, due to higher interest rates and an increase in the Company’s cash position.
The behaviour of monetary variation also had a favourable effect on the financial result, contributing a gain of R$ 905 million in 1Q07, compared to US$ 160 million in 1Q06, due to the appreciation of Brazilian Real against the US Dollar and the increase in total debt.
In 1Q07, the Company’s equity income result was a negative R$ 253 million, showing a difference of R$ 269 million compared to 1Q06, when the equity income result was a positive R$ 16 million. There was an increase in premium payment on consolidated companies, referring to Caemi (R$ 129 million in 1Q07, compared to R$ 36 million in 1Q06) and CVRD Inco (R$ 130 million in 1Q07).
The premium referring to the acquisition of Inco, begun in 4Q06, will be amortised over a period of 10 years. It is worth pointing out that these amortizations will not generate either any fiscal or financial effects.
CASH GENERATION: RECORD QUARTERLY EBITDA OF R$ 8.936 BILLION
In the first quarter 2007, cash generation, as measured by EBITDA, reached R$ 8.936 billion, a new quarterly record, representing an increase of 138.1% in comparison to 1Q06. The subsidiary CVRD Inco contributed with R$ 3.924 billion. Disregarding this consolidation, EBITDA would have registered an increase of 33.5%.
The main factors behind the increase of R$ 5.183 billion in EBITDA in 1Q07, compared to 1Q06, were the increase of R$ 4.840 billion in EBIT and R$ 344 million in depreciation.
The breakdown of cash generation by business area in 1Q07 was as follows:, non-ferrous minerals 45.6%, iron ore 43.7%, products in the aluminium chain 7.4%, logistics 4.0%, steel 0.1%, discounting R&D expenditure, which represented 0.8% of EBITDA.
EBITDA

			R$ million
	1Q06	4Q06	1Q07
Net operating revenues	7,965	16,322	16,249
COGS	(3,944)	(7,524)	(7,247)
SG&A	(436)	(602)	(602)
Research and development	(156)	(375)	(239)
Other operational expenses	(189)	(741)	(82)
EBIT	3,240	7,080	8,080
Depreciation, amortization & exhaustion	512	873	856
Dividends received	1	4	—
EBITDA	3,753	7,957	8,936
1Q07

BR GAAP
HEALTHY BALANCE-SHEET
Despite the sharp increase in investments, the Company continues to enjoy a healthy balance-sheet, with lower leverage ratios, lower costs, and a longer debt maturity.
CVRD’s total debt, calculated according to the generally accepted accounting principles in the United States (USGAAP), on March 31, 2007 was US$ 23.480 billion, against US$ 22,581 billion at December 31, 2006 and US$ 6.063 billion at March 31, 2006. Net debt as of March 31, 2007 was US$ 19.526 billion, with a cash position of US$ 3.954 billion.
The concentration of financial disbursements in April – among them the dividend payment (US$ 825 million), the acquisition of AMCI Australia (US$ 656 million) and the payment of the remaining balance the two-year bridge loan of US$ 14.6 billion used to finance the acquisition of Inco Limited (Inco) – led to a temporary increase in the Company’s debt through the raising of short term credit lines and, at the same time the maintainance of significant cash balances, which was invested in short term financial assets at the end of 1Q07. In the 2Q07, this increase in debt will be canceled by the repayment of the short term debt using the Companies’ operational cash flow proceeds.
In March 2007, the CVRD PRI notes, with five-year maturity and insurance for country risk with nominal value of US$ 111.4 million, expired and were redeemed.
Total debt in March 2007 was made up of 47% of obligations at floating interest rates and 53% at fixed interest rates, 99% of which denominated in US dollars, already reflecting the effect of the swap of Brazilian reais for dollars carried out through the non-convertible debentures.
At the same time, the average debt maturity lengthened from 8.36 years in December 2006 to 8.71 years in March 2007.
Average cost of debt (before tax) for the Company was 6.4% p.a. in March 2007, having been reduced 99 basis points in relation to its 1Q06 level.
The leverage ratio, as measured by gross debt/adjusted LTM EBITDA(d), shows a reduction, from 2.00x2 at December 31, 2006 to 1.88x3 at March 31, 2007. Interest coverage, indicated by the adjusted LTM EBITDA/LTM interest paid ratio(e), shows a slight variation, from 15.94x at the end of 2006 to 15.63x at March 31, 2007. The relation between total debt and enterprise value (f) went from 25.7% to 22.4%.
The Company has renewed a revolving credit line facility with a bank syndicate to the amount of US$ 650 million, with longer due maturity and a reduction in fees and interest rates. CVRD has total revolving credit lines to the amount of US$ 1.9 billion, which gives us a cushion of short term liquidity and a more efficient cash flow management tool.

[2]	Considering, in 4Q06, pro forma consolidated adjusted LTM EBITDA of US$ 11.306 billion

[3]	Considering, in 1Q07, pro forma consolidated adjusted LTM EBITDA of US$ 12.480 billion
1Q07

BR GAAP
DEBT INDICATORS

	US$ million
	1Q06	4Q06	1Q07
Gross debt	6,063	22,581	23,480
Net debt	4,419	18,133	19,526
Gross debt / adjusted LTM EBITDA (x)	0.84	2.00	1.88
Adjusted LTM EBITDA / LTM interest expenses (x)	27.08	15.94	15.63
Gross debt / EV (%)	10.31	25.68	22.36
Enterprise Value = market capitalization + net debt
PERFORMANCE OF THE BUSINESSES
Ferrous Minerals
Shipments of iron ore and pellets in 1Q07, of 65.373 million tons, were 4.4% higher than those in the same quarter a year earlier, despite the heavy rainfall in the period, which as well as adversely affecting production at the mines — especially in Itabira, in the Southeast System — caused interruptions to rail services, slowing down the flow of goods from the mines to the ports.
Sales of iron ore amounted to 55.792 million tons, up 1.7% on 1Q06. Pellet sales, of 9.581 million tons in 1Q07, were up 23.4% on 1Q06, when performance was impacted by the temporary shutdown of the São Luís pellet plant from March.
Iron ore and pellets prices for 2007, with an increase of 9.5% and 5.28% respectively in relation to 2006 prices, were not reflected on the revenue in the 1Q07. Only in the 2Q07, CVRD revenue will significantly incorporate the effects of new prices, because the majority of European clients negotiated a change in the period in which price increases come into force, from the calendar year to the Japanese fiscal year, which comprehends April 1 to March 31 the next year.
In the first quarter, CVRD shipped 21.912 million tons to China, up 24.8% compared to 1Q06, rising to 33.5% of the total sales. Japan accounted for 6.070 million tons, representing 9.3% of total sales, Germany, 5.298 million tons, with 8.1%, followed by France, with 4.2%, South Korea, 3.3% and Italy, 3.1%. Sales in Brazil, of 11.193 million tons, accounted for 17.1% of total volume sold.
The Company is restructuring its manganese and alloy businesses with the aim of cutting costs, maximising efficiency and improving, both quantitatively and qualitatively, the profiling of its production in relation to demand behaviour.
Sales of manganese and ferro-alloys respectively totalled 83,000 tons and 124,000 tons in 1Q07, down 44.3% and 1.6%, respectively, compared to 1Q06.
In 1Q07, revenues from ferrous minerals – iron ore, pellets, manganese and ferro-alloys – amounted to R$ 6.762 million, up 17.5% compared to 1Q06.
Gross revenue generated from iron ore shipments amounted to R$ 4.906 billion, 18.3% higher than in 1Q06. Pellets shipments accounted for R$ 1.538 billion, operations at the Tubarão pellet plants, R$ 17 million, sales of manganese, R$ 13 million and ferro-alloys, R$ 288 million.
EBIT margin in 1Q07 amounted to 55.4%. EBITDA from ferrous minerals amounted to R$ 3.907 billion, representing 43.7% of CVRD’s total cash generation in the quarter, up 33.0% on 1Q06.
1Q07

11

BR GAAP
SALES VOLUME – IRON ORE AND PELLETS

	thousand tons
	1Q06%		4Q06%		1Q07%
Iron ore	54,860	87.6	61,046	87.0	55,792	85.3
Pellets	7,767	12.4	9,138	13.0	9,581	14.7
Total	62,627	100.0	70,184	100.0	65,373	100.0
VOLUME SOLD BY DESTINATION – IRON ORE AND PELLETS

	million tons
	1Q06%		4Q06%		1Q07%
Asia	29.3	46.8	32.4	46.2	33.0	50.4
China	17.6	28.0	19.4	27.7	21.9	33.5
Japan	6.7	10.7	7.9	11.3	6.1	9.3
South Korea	3.1	4.9	2.2	3.1	2.1	3.3
Emerging Asia (ex-China)	1.9	3.1	2.9	4.1	2.8	4.3
Europe	16.4	26.2	18.3	26.1	16.1	24.7
Germany	5.5	8.7	5.9	8.4	5.3	8.1
France	2.6	4.2	3.1	4.5	2.7	4.2
Italy	2.2	3.6	2.5	3.6	2.0	3.1
Others	6.1	9.7	6.7	9.6	6.0	9.2
Brazil	11.1	17.7	12.0	17.1	11.2	17.1
USA	0.6	1.0	1.2	1.7	0.7	1.1
RoW	5.2	8.3	6.2	8.9	4.4	6.7
Total	62.6	100.0	70.2	100.0	65.4	100.0
Non-ferrous minerals
Revenues from the sale of non-ferrous minerals – nickel, copper, kaolin, potash, precious metals, platinum group metals (PGMs) and cobalt – totalled R$ 7.158 billion, a milestone in the Company’s history, which through the acquisition of CVRD Inco has become one of the most important players in the global base metals market.
CVRD’s nickel sales in 1Q07 amounted to 71,000 tons, generating gross revenues of R$ 5.973 billion, accounting for 35.9% of the Company’s total sales.
In 1Q07, the unit cash cost for refined nickel production, before by-product credits, was US$ 3.64 per pound, and US$ 3.11 per pound after calculating the above-mentioned credits.
The increase in nickel unit cash cost of sales before by-product credits in the first quarter of 2007 compared with the first quarter of 2006 was due to (1) higher employment costs primarily as a result of higher earnings-based bonus payments, (2) higher spending on supplies and services, (3) higher costs for purchased nickel intermediates due to higher benchmark prices upon which such purchases are made and (4) higher consumption of and prices for diesel at Indonesia partially offset by the benefits of (1) the favourable impact on unit costs of higher nickel production and (2) a depreciation of the Canadian dollar agains the U.S. dollar that positively impacted our costs.
CVRD sold 66,000 tons of copper in 1Q07, generating gross revenue of R$ 760 million, R$ 455 million of which was contributed by CVRD Inco. Disregarding the consolidation of CVRD Inco, the Company’s sales of copper produced from the Sossego mine in 1Q07, would have been 28,000 tons, up 33.3% on 1Q06.
1Q07

12

BR GAAP
In 1Q07, metals in the platinum group (PGMs) and precious metals (gold and silver), extracted as byproducts of our nickel operations in Canada, contributed R$ 193 million to the Company’s total revenues in the quarter. Cobalt sales amounted to R$ 60 million.
Sales volume of kaolin in 1Q07, of 269,000 tons, were 16.2% lower than in 1Q06, generating revenues of R$ 105 million, in line with the figure reported in 1Q06, of R$ 106 million.
Potash sales in 1Q07 amounted to 161,000 tons, up 56.3% on 1Q06. Revenues from potash shipments in the quarter amounted to R$ 67 million, compared to shipments in the same period a year earlier of R$ 49 million. The price of potash is reacting to better market conditions, due to the increase in global planted area and more intense use of fertilisers, stimulated by the increase in the price of the majority of agricultural products.
In 1Q07, EBIT margin amounted to 52.2% and EBITDA, R$ 4.077 billion. The consolidation of CVRD Inco contributed R$ 3.924 billion to cash generation in the non-ferrous segment.
Aluminium
In 1Q07, CVRD’s bauxite shipments amounted to 1.239 million tons, up 11.8% on 1Q06.
Alumina volume sold in 1Q07 amounted to 700,000 tons, up 42.8% on 1Q06. This increase was made possible by expansion at the refinery in Barcarena, which as a result of Modules 4 and 5 coming into service in 1H06, increased its nominal production capacity to 4.3 million tons of alumina a year.
Sales of primary aluminium, of 134,000 tons, were 10,000 tons higher than in 1Q06, reflecting 100% of Valesul consolidation and gains in productivity of Barcarena smelter.
Revenues from the sale of products in the aluminium chain in 1Q07 amounted to R$ 1.432 billion, compared to R$ 1.053 billion in 1Q06.
EBIT margin amounted to 42.1%. EBITDA totalled R$ 657 million in 1Q07, compared to R$ 436 million in 1Q06.
SALES VOLUME – ORES AND METALS

	thousand tons
	1Q06	4Q06	1Q07
Manganese	149	208	83
Ferro alloys	126	121	124
Copper	21	81	66
Nickel	—	73	71
Cobalt (ton)	—	577	580
Precious metals (ounce troy)	—	664	640
PGMs (ounce troy)	—	120	77
Potash	103	218	161
Kaolin	321	414	269
Bauxite	1,108	872	1,239
Alumina	490	1,021	700
Aluminum	124	120	134
1Q07

13

BR GAAP
Logistics Services
The recovery of steel and agricultural production in Brazil has already begun to show positive implications for the performance of CVRD’s logistics services for clients.
CVRD railroads transported 6.610 billion ntk of general cargo for clients in the first quarter of 2007, superior to the volume transported in 1Q06 of 6.170 billion ntk. The main cargoes transported were inputs and products for the steel industry, 52.5%, agricultural products, mainly soy, sugar and fertilizers, 33.5%; fuel, 6.4% and construction industry inputs and forest products, 5.4%.
CVRD’s ports and maritime terminals handled 7.046 million tons of general cargo, compared to 6.189 million tons in 1Q06.
In 1Q07, the Company’s logistics services generated gross revenue of R$ 807 million, 14.6% higher than the figure in 1Q06, of R$ 704 million. The transport of general freight contributed revenues of R$ 617 million, port services, R$ 127 million, and coastal shipping and port support services, R$ 63 million.
In 1Q07, EBIT margin amounted to 20.6% and EBITDA, R$ 355 million.
LOGISTICS SERVICES

	1Q06	4Q06	1Q07
Railroads (million ntk)	6,170	6,839	6,610
Ports (million tons)	6,189	7,433	7,046
EBITDA BY BUSINESS AREA

	R$ million
	1Q06%		4Q06%		1Q07%
Ferrous minerals	2,939	78.3	3,665	46.1	3,907	43.7
Non-ferrous minerals	117	3.1	3,347	42.1	4,077	45.6
Logistics	235	6.3	384	4.8	355	4.0
Aluminum	436	11.6	631	7.9	657	7.4
Steel	67	1.8	24	0.3	10	0.1
Others	(40)	-1.1	(94)	-1.2	(70)	-0.8
Total	3,754	100.0	7,957	100.0	8,936	100.0
INVESTMENTS
In 1Q07, the Company invested a total of US$ 1.360 billion, an increase of 20.3% in relation to disbursements carried out in 1Q06, which totaled US$ 1.126 billion.
In the first quarter of this year US$ 923 million was invested in organic growth –US$ 837 million in projects and US$ 86 million in R&D – and US$ 437 million in supporting existing businesses.
In 1Q07 three important projects were concluded: Carajás 100 million metric tons p.a., Paragominas I and Capim Branco II.
Carajás 100 Mtpa commissioned in January, while Paragominas I, with a nominal production capacity of 5.4 million metric tons p.a. of bauxite, only came on line in March due to delays in obtaining licenses. The Company is investing in Phase II of Paragominas (Paragominas II), which will add another 4.5 million metric tons to bauxite production capacity. It should begin operating at the end of 1S08.
1Q07

14

BR GAAP
Capim Branco II, located at the Araguari River, in the Brazilian state of Minas Gerais, is CVRD’s 8th hydroelectric plant (Aimorés, Candonga, Funil, Igarapava, Porto Estrela, Capim Branco I) with nominal capacity for electricity generation of 210 MW. CVRD’s investment in this project was US$ 117 million. Construction began in March 2004 and it started operating in March 2007.
CVRD’s take in the Capim Branco II output, equivalent to its 48.42% in the consortium of companies which owns the concession to operate it, will be channeled to our operations in the state of Minas Gerais.
In 2006, our power plants located in Minas Gerais produced 100% of the energy requirements of the Southeast System and 22% of the Southern System requirements.
CVRD is investing in the construction of the Brazilian Estreito hydroelectric plant, on the Tocantins River on the border between the Brazilian states of Pará and Maranhão. CVRD has a 30% share in the consortium which owns the concession for construction and operation of the plant. Nominal energy generation capacity is estimated at 1,087 MW. It is due to enter into operation at the end of 2009. CVRD’s investment is estimated at US$ 355 million, US$ 17 million of which is budgeted for 2007.
Additionally, to meet expected growth in electricity consumption due to expansion of our activities with non-ferrous metals (nickel and copper) in Brazil’s northern region, CVRD will invest in a coal-burning thermo-electric plant, Barcarena, with nominal production capacity of 600MW. The cost of this project is estimated at US$ 800 million, while entry into operation is due for 4Q10. For 2007, US$ 68 million has been budgeted.
CVRD invested US$ 86 million in R&D in 1Q07, as compared with US$ 71 million in 1Q06. Expenses were mainly related to identifying new deposits of copper, coal and nickel and in project studies (concept, pre-viability, viability).
The total amount invested in 1Q07 represents 18.5% of the revised investment budget for 2007. CVRD announced on April 26 its revised investment budget for 2007, increasing from US$ 6.334 billion – the amount announced on January 26, 2007 – to US$ 7.351 billion. This change was basically made necessary by changes in estimates for the average currency prices in which different investments are budgeted (US$ 383 million) and by additional investments in nickel operations (US$ 500 million).
The increase in investment spending is in line with the Company’s cash flow development and with its financial policies which foresee the maintenance of a healthy balance-sheet and more specifically, a leverage ratio indicative of low debt risk.
According to the revised budget, investments of US$ 5.356 billion for organic growth are forecast, of which US$ 4.904 billion in projects and US$ 452 million in R&D. Investments in supporting existing businesses were estimated at US$ 1.995 billion.
The main projects in terms of financial disbursement for 2007 are: Goro (US$ 938 million), Onça Puma (US$ 658 million), Alunorte 6 & 7 (US$ 520 million), Itabiritos (US$ 417 million), Paragominas II (US$ 115 million) and Fazendão (US$ 111 million), along with the necessary investments in logistics to support the expansion of iron ore operations.
After the acquisition of Inco Ltd. the Goro nickel project, with a nominal capacity of 60,000 metric tons of refined nickel and 4,600 metric tons of cobalt, underwent a thorough review, involving the implementation of measures for minimizing
1Q07

15

BR GAAP
environmental, operational and technological risks. The engineering of the project was revised and new technical parameters set which give us a more solid base from which to take its development forward. There is also a greater degree of understanding of the political complexity of the situation and the concomitant risks are being managed pro-actively.
Capex is estimated at US$ 3.212 billion, of which US$ 1.435 billion were disbursed up to 2006. The 2007 budget contemplates investments of US$ 938 million. Goro is due to be commissioned in 4Q08.
Description of main projects

		Budgeted
		US$ million
		2007	2007
Area	Project	Revised	Previous	Status
	Expansion to iron ore production capacity at Carajás to 130 Mtpa – Northern system	66	14	This project will add 30 million tons a year of production capacity to CVRD, with the building of a new plant, consisting of primary crushing, and processing and classification units. Completion scheduled for 2009. Subject to approval by the Board of Directors.

Ferrous minerals	Fazendão iron ore mine – Southeastern system	111	101	Project for the production of 15.8 million tons of ROM (unprocessed ore) iron ore per year. This project will make it possible for Samarco’s third pellet plant to begin operations. Works began in 2H06 and will be completed in 1Q08, with the start-up of operations.

	Itabiritos	417	385	Construction of a pellet plant in Minas Gerais, with a nominal production capacity of 7 million tons a year, and an iron ore concentration plant. Operational start-up is scheduled for the second half of 2008.

	Cobre – Salobo I	78	—	The project will have an estimated nominal capacity of 100,000 tons a year of copper in concentrate form.

Non-ferrous minerals	Vermelho — nickel mine	97	92	Annual production capacity is estimated at 46,000 tons of nickel in ferronickel form and 2,800 tons of cobalt. The process of obtaining of an environmental licence is ongoing.

	Onça Puma - nickel mine	658	613	The project will have a nickel production capacity of 58,000 tons a year. Construction began in July 2006 and the supply of the main equipment has already been contracted. Operational start-up is scheduled for 2H08.

	Níquel – Goro	938	680	The project has na estimated production capacity is 60,000 tons a year of finished nickel and 4,600 tons of cobalt. Commissioning is scheduled for the end of 2008.

	Alunorte modules 6 and 7 – alumina	520	473	The project for the construction of modules 6 and 7 will increase refinery production capacity to 6.26 million tons of alumina per year. Completion is scheduled for 2Q08.

Aluminum	Paragominas II - bauxite mine	115	105	The second phase of Paragominas will add 4.5 million tons to the capacity of 5.4 million tons a year obtained in the first phase. Completion is scheduled for 2Q08.
1Q07

16

BR GAAP
INVESTMENT BUDGET BY BUSINESS AREA

	US$ million
	Realized 1Q07		Budget revised 2007
Ferrous minerals	337	24.8%	1,869	25.4%
Non-ferrous minerals	589	43.3%	3,125	42.5%
Logistics	209	15.4%	784	10.7%
Aluminum	138	10.1%	885	12.0%
Coal	6	0.4%	224	3.0%
Electricity generation	15	1.1%	107	1.5%
Steel	19	1.4%	143	1.9%
Others	46	3.4%	214	2.9%
Total	1,360	100.0%	7,351	100.0%
TELECONFERENCE/WEBCAST
On Friday, May 4 a teleconference and webcast will be held at 12:00, Rio de Janeiro time, 11:00 US Eastern Standard Time and 15:00, UK time. Information on how to participate in these events is available on CVRD’s website www.cvrd.com.br, investor relations. A recording of the teleconference/webcast will be available from CVRD’s site for 90 days as from May 4.

SELECTED FINANCIAL INDICATORS OF MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators for the main non-consolidated companies are available in CVRD’s quarterly accounting statements on the Company’s website, www.cvrd.com.br, investor relations.
1Q07

17

BR GAAP
FINANCIAL STATEMENTS

	R$ million
	1Q06	4Q06	1Q07
Gross operating revenues	8,281	16,692	16,629
Taxes	(316)	(370)	(380)
Net operating revenues	7,965	16,322	16,249
Cost of goods sold	(3,944)	(7,524)	(7,247)
Gross profit	4,021	8,798	9,003
Gross margin (%)	50.5%	53.9%	55.4%
Operational expenses	(781)	(1,718)	(923)
Sales	(105)	(121)	(57)
Administrative	(331)	(481)	(545)
Research and development	(156)	(375)	(239)
Other operational expenses	(189)	(741)	(82)
Operating profit before result from shareholdings	3,240	7,080	8,080
Result from shareholdings	16	(144)	(253)
Equity income	77	118	35
Goodwill amortization	(38)	(262)	(263)
Others	(22)	—	(25)
Financial result	(259)	(771)	(208)
Financial expenses	(527)	(1,426)	(1,404)
Financial revenues	108	410	291
Monetary variation	160	245	905
Operating profit	2,997	6,165	7,619
Non-operating income	19	(1,006)	—
Earnings before income tax and social contribution	3,016	5,159	7,619
Income tax and social contribution	(585)	(1,420)	(2,075)
Minority interest	(247)	(371)	(449)
Net earnings	2,184	3,368	5,095
BALANCE SHEET

	R$ million
	03/31/06	12/31/06	03/31/07
Asset
Current	13,715	27,169	26,340
Long term	4,551	6,627	5,629
Fixed	41,917	89,150	93,435
Total	60,183	122,946	125,404
Liabilities
Current	10,078	16,644	16,391
Long term	16,292	61,198	60,082
Others	2,085	6,008	4,739
Shareholders’ equity	31,727	39,096	44,192
Paid-up capital	19,492	19,492	19,492
Reserves	12,235	19,604	24,700
Total	60,183	122,946	125.404
1Q07

18

BR GAAP

CASH FLOW	R$ million
	1Q06	4Q06	1Q07
Cash flows from operating activities:
Net income	2,185	3,368	5,095
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	(16)	144	253
Depreciation, depletion and amortization	(19)	(421)	—
Deferred income tax and social contribution	420	827	805
Result from sale of investment	(77)	81	(328)
Financial expenses and foreign exchange and monetary net variation	(654)	80	228
Minority interest	247	372	449
Impairment of property, plant and equipment	19	162	81
Goodwill amortization in the COGS	92	47	51
Net unrealized derivative losses	158	213	(167)
Dividends/interest attributed to stockholders received	1	4	—
Others	22	80	343
Decrease (increase) in assets:
Accounts receivable	492	265	360
Inventories	(188)	(1)	(181)
Advanced pay to energy suppliers	(68)	(17)	(67)
Others	(404)	(442)	(776)
Increase (decrease) in liabilities:
Suppliers and contractors	(842)	230	(845)
Payroll and related charges	(242)	(159)	(362)
Taxes and Contributions	(329)	(212)	(68)
Others	(286)	242	(760)
Net cash provided by operating activities	511	4,864	4,111
Cash Flow from investing activities:
Loans and advances receivable	26	(261)	13
Guarantees and deposits	(52)	87	(73)
Additions to investments	(112)	(80)	(32)
Additions to property, plant and equipment	(1,699)	(4,191)	(2,439)
Net cash for acquisition and investment on subsidiaries	—	(28,211)	(4,327)
Proceeds from disposals of investments/property, plant and equipment	48	608	—
Net cash used I investing activities	(1,789)	(32,049)	(6,858)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	155	939	557
Long-term debt	3,091	45,855	14,133
Repayments:
Financial institutions	(739)	(14,949)	(13,271)
Interest attributed to stockholders	(55)	(1,462)	(121)
Stocks in treasury	—	—	81
Net cash used in financing activities	2,452	30,383	1,297
Increase (decrease) in cash and cash equivalents	1,174	3,198	(1,451)
Cash and equivalents, beginning of period	2,703	6,580	9,778
Cash and equivalents, end of period	3,877	9,778	8,327
Cash paid during the period for:
Interest on short-term debt	(8)	(14)	(18)
Interest on long-term debt	(219)	(562)	(445)
Paid income tax and social contribution	(432)	(151)	(890)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(220)	(7)	(78)
Income tax and social contribution paid with credits	(82)	(81)	(262)
1Q07

19

BR GAAP
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

20

brgaap financial pages
A-Quarterly information
(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1- Balance Sheet

March 31		In thousands of reais
		Consolidated		Parent Company
	Notes	03/31/07	12/31/06	03/31/07	12/31/06
Assets
Current assets
Cash and cash equivalents		8,326,983	9,777,975	192,617	203,090
Accounts receivable from customers		8,123,929	7,891,550	6,019,501	4,911,837
Related parties		63,068	61,087	1,693,752	1,056,454
Inventories	5.6	6,838,024	6,369,398	1,228,229	1,104,973
Taxes to recover or offset	5.7	1,037,704	1,003,156	526,713	463,160
Deferred income tax and social contribution		903,650	885,250	654,902	403,972
Other		1,046,412	1,181,240	211,673	379,391

		26,339,770	27,169,656	10,527,387	8,522,877

Non-current assets
Long-term receivables
Related parties		343	10,975	354,680	381,316
Loans and financing	5.12	240,585	234,038	110,940	110,492
Deferred income tax and social contribution		1,613,155	2,758,496	286,101	481,145
Judicial deposits	5.13	958,198	841,885	636,080	506,759
Taxes to recover or offset	5.7	636,440	808,566	222,954	220,218
Property, plant and equipment — available for sale		39,357	52,976	—	—
Advances to energy suppliers		1,011,455	944,513	—	—
Provisions for derivatives	5.19	322,226	47,780	313,389	51,292
Prepaid expenses		603,540	810,860	15,735	115,602
Other		204,133	116,705	84,060	21,104

		5,629,432	6,626,794	2,023,939	1,887,928

Investments	5.9	1,942,366	1,856,358	55,065,376	54,571,418
Intagibles	5.10	11,514,663	9,531,931	11,499,478	9,507,447
Property, plant and equipment	5.11	79,832,426	77,611,135	25,974,479	25,664,543
Deferred charges		145,951	150,303	—	—

		93,435,406	89,149,727	92,539,333	89,743,408

		125,404,608	122,946,177	105,090,659	100,154,213

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	5.12	2,503,185	2,035,165	2,085,499	1,510,525
Current portion of long-term debt	5.12	1,651,271	1,625,990	611,979	514,579
Payable to suppliers and contractors		5,096,952	5,164,317	1,294,361	1,689,775
Related parties		44,488	29,622	2,989,046	4,501,659
Payroll and related charges		749,102	1,000,791	262,652	494,260
Pension Plan		221,854	229,525	76,274	77,726
Dividends and interest on stockholders’ equity		3,189,095	3,189,095	3,189,095	3,189,095
Taxes and contributions		1,777,952	2,166,715	75,856	79,131
Other		1,157,343	1,202,463	465,698	427,485

		16,391,242	16,643,683	11,050,460	12,484,235

Non-current liabilities
Long-term liabilities
Long-term debt	5.12	45,585,892	46,003,623	13,882,448	26,013,312
Related parties		676	610	31,958,659	18,956,285
Provisions for contingencies	5.13	2,420,727	2,363,655	1,511,962	1,508,977
Deferred income tax and social contribution		3,449,256	4,318,744	—	—
Pension Plan		4,054,194	4,118,314	560,170	568,886
Provision for asset retirement obligations	5.14	1,374,165	1,476,348	626,589	619,175
Provisions for derivatives	5.19	1,415,710	1,508,274	67,546	68,942
Other		1,781,918	1,408,153	1,240,661	837,641

		60,082,538	61,197,721	49,848,035	48,573,218

Deferred income		1,848	7,196	—	—

Minority interest		4,736,816	6,000,817	—	—

Stockholders’ equity
Paid-up capital	5.15	19,492,401	19,492,401	19,492,401	19,492,401
Revenue reserves		24,699,763	19,604,359	24,699,763	19,604,359

		44,192,164	39,096,760	44,192,164	39,096,760

		125,404,608	122,946,177	105,090,659	100,154,213

The additional information, notes and attachment I are an integral part of the quarterly information

1

(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Statement of Income

Periods ended March 31	In thousands of reais
				Consolidated	Parent Company
	Notes	1Q/07	4Q/06	1Q/06	1Q/07	1Q/06
Operating revenues
Ore and metals		13,982,777	13,958,902	6,151,804	4,517,405	3,655,554
Transport services		807,377	848,890	703,644	443,984	401,850
Sales of aluminum-related products		1,432,302	1,496,200	1,052,552	31,817	20,893
Sales of steel products		331,625	332,867	348,909	—	—
Other products and services		74,829	54,578	24,215	24,030	17,584

		16,628,910	16,691,437	8,281,124	5,017,236	4,095,881
Value Added taxes		(379,547)	(370,638)	(315,852)	(260,206)	(228,663)

Net operating revenues		16,249,363	16,320,799	7,965,272	4,757,030	3,867,218

Cost of products and services
Ores and metals		(5,585,696)	(5,872,094)	(2,598,146)	(2,573,349)	(2,200,458)
Transport services		(512,073)	(440,806)	(452,964)	(175,773)	(160,454)
Aluminum-related products		(773,254)	(829,127)	(600,677)	(18,174)	(15,744)
Steel products		(310,695)	(310,323)	(278,906)	—	—
Other products and services		(65,109)	(71,808)	(14,017)	(9,071)	(6,514)

		(7,246,827)	(7,524,158)	(3,944,710)	(2,776,367)	(2,383,170)

Gross profit		9,002,536	8,796,641	4,020,562	1,980,663	1,484,048

Gross margin		55.4%	53.9%	50.5%	41.6%	38.4%

Operating expenses
Selling and Administrative	5.20	(601,864)	(601,826)	(435,793)	(217,054)	(187,651)
Research and development		(239,050)	(374,434)	(156,058)	(116,184)	(110,956)
Other operating expenses	5.20	(81,624)	(740,795)	(188,825)	206,260	(98,219)

		(922,538)	(1,717,055)	(780,676)	(126,978)	(396,826)

Operating profit before financial results and results of equity investments		8,079,998	7,079,586	3,239,886	1,853,685	1,087,222

Results of equity investments
Gain on investments accounted for by the equity method	5.19	34,626	117,795	76,774	5,509,876	1,720,531
Exchange variation in stockholders ´equity of companies abroad	5.19	(24,542)	(176)	(22,423)	(1,915,233)	(601,550)

		10,084	117,619	54,351	3,594,643	1,118,981

Amortization of goodwill	5.10	(262,654)	(261,611)	(37,941)	(260,842)	(37,941)

		(252,570)	(143,992)	16,410	3,333,801	1,081,040

Financial results, net	5.18	(208,342)	(771,181)	(259,054)	386,133	284,159

Non-operating income	5.20	—	(1,004,939)	19,326	—	19,326

Income before income tax and social contribution		7,619,086	5,159,474	3,016,568	5,573,619	2,471,747

Income tax and social contribution	5.8	(2,074,729)	(1,419,479)	(585,334)	(478,296)	(287,185)

Income before minority interests		5,544,357	3,739,995	2,431,234	5,095,323	2,184,562

Minority interests		(449,034)	(371,544)	(246,672)	—	—

Net income for the period		5,095,323	3,368,451	2,184,562	5,095,323	2,184,562

Number of shares outstanding at the end of the period (in thousands)		2,416,195	2,416,194	2,431,343	2,416,195	2,431,343

Net earnings per share outstanding at the end of the period (R$)		2.11	1.39	0.90	2.11	0.90

The additional information, notes and attachment I are an integral part of the quarterly information

2

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity

Periods ended March 31						In thousands of reais
		Revenue reserves
		Expansion/	Treasury		Unrealized		Fiscal
	Paid-up capital	Investments	stock	Depletion	income	Legal	incentives	Retained earnings	Total
December 31, 2005	14,000,000	8,462,996	(131,300)	—	236,167	1,399,413	83,365	—	24,050,641

Capital Increase	5,492,401	—	—	—	—	—	—	—	5,492,401
Net income for the year	—	—	—	—	—	—	—	13,431,005	13,431,005
Realization of reserves	—	—	—	—	(113,667)	—	—	113,667	—
Treasury stock	—	—	(659,007)	—	—	—	—	—	(659,007)
Interim dividends	—	—	—	—	—	—	—	(29,185)	(29,185)
Stockholder’s remuneration proposed	—	—	—	—	—	—	—	(3,189,095)	(3,189,095)
Appropriation to revenue reserves	—	9,645,367	—	—	—	671,550	9,475	(10,326,392)	—

December 31, 2006	19,492,401	18,108,363	(790,307)	—	122,500	2,070,963	92,840	—	39,096,760
Treasury stock	—	—	81	—	—	—	—	—	81
Net income for the period	—	—	—	—	—	—	—	5,095,323	5,095,323

March 31, 2007	19,492,401	18,108,363	(790,226)	—	122,500	2,070,963	92,840	5,095,323	44,192,164

The additional information, notes and attachment I are an integral part of the quarterly information

3

(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4- Statement of Cash Flows

Years ended December 31		In thousands of reals
			Consolidated		Parent Company
	1Q/07	4Q/06	1Q/06	1Q/07	1Q/06
Cash flows from operating activities:
Net income for the period	5,095,323	3,368,451	2,184,562	5,095,323	2,184,562
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	252,570	143,992	(16,410)	(3,333,801)	(1,081,040)
Sale of assets	—	(421,838)	(19,326)	—	(19,326)
Depreciation, amortization and depletion	805,022	826,720	420,329	322,938	224,703
Deferred income tax and social contribution	(328,286)	80,973	(76,550)	(55,886)	(138,245)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	228,093	80,107	(653,868)	(1,612,219)	(566,514)
Minority interest	449,034	371,532	246,672	—	—
Disposal of property, plant and equipment	81,218	162,289	18,653	12,273	19,129
Amortization of goodwill in the cost of products sold	51,416	47,242	91,987	51,366	91,987
Net losses (gains) on derivatives	(166,846)	212,475	157,681	(327,289)	22,746
Dividends/interest on stockholders’ equity received	—	4,375	1,327	376,095	239,158
Other	342,541	80,437	22,018	335,435	93,530

	6,810,085	4,956,755	2,377,075	864,235	1,070,690

Decrease (increase) in assets:
Accounts receivable	360,078	264,530	492,456	(1,100,588)	(33,911)
Inventories	(181,494)	(569)	(188,357)	(81,097)	(201,590)
Advances to energy suppliers	(66,942)	(17,406)	(67,562)	—	—
Other	(775,705)	(442,003)	(404,070)	70,968	(99,056)

	(664,063)	(195,448)	(167,533)	(1,110,717)	(334,557)

Increase (decrease) in liabilities:
Suppliers and contractors	(844,892)	230,085	(841,968)	(395,412)	(554,048)
Payroll and related charges and Other	(362,015)	(158,937)	(241,710)	(231,608)	(227,491)
Taxes and contributions	(68,022)	(211,530)	(329,416)	(3,274)	(16,786)
Other	(760,551)	242,885	(285,510)	550,621	(350,889)

	(2,035,480)	102,503	(1,698,604)	(79,673)	(1,149,214)

Net cash provided by (used in) operating activities	4,110,542	4,863,810	510,938	(326,155)	(413,081)

Cash flows from investing activities:
Loans and advances receivable	13,000	(260,993)	25,771	239,711	54,775
Guarantees and deposits	(73,143)	86,760	(51,764)	(57,959)	(37,987)
Additions to investments	(31,570)	(80,432)	(112,081)	(470,472)	(3,047,554)
Additions to property, plant and equipment	(2,439,298)	(4,191,425)	(1,699,135)	(763,772)	(1,320,433)

Proceeds from disposal of property, plant and equipment/investments	—	608,403	48,353	—	49,335

Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash to subsidiary	(4,327,053)	(28,210,934)	—	—	—

Net cash used in investing activities	(6,858,064)	(32,048,621)	(1,788,856)	(1,052,492)	(4,301,864)

Cash flows from financing activities:
Short-term debt additions	1,301,038	2,767,280	205,729	670,579	401,647
Short-term debt repayments	(744,480)	(1,828,358)	(50,549)	(1,654,366)	(306,213)
Long-term debt	14,132,541	45,855,103	3,090,699	15,284,952	4,819,565
Repayments:
Related parties	—	—	—	(19,661)	—
Financial institutions	(13,271,198)	(14,949,245)	(739,096)	(12,913,411)	(187,357)
Interest on stockholders’ equity payed to stockholders	(121,452)	(1,462,207)	(54,755)	—	—
Treasure stock	81	—	—	81	—

Net cash provided by (used in) financing activities	1,296,530	30,382,573	2,452,028	1,368,174	4,727,642

Increase (decrease) in cash and cash equivalents	(1,450,992)	3,197,762	1,174,110	(10,473)	12,697
Cash and cash equivalents, beginning of the period	9,777,975	6,580,213	2,703,252	203,090	131,467

Cash and cash equivalents, end of the period	8,326,983	9,777,975	3,877,362	192,617	144,164

Cash paid during the period for:
Short-term interest	(18,153)	(13,992)	(7,875)	(80)	—
Long-term interest	(444,827)	(561,577)	(219,143)	(545,981)	(104,087)
Income tax and social contribution	(890,400)	(150,717)	(431,936)	(21,277)	(386,892)

Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(78,223)	(6,978)	(220,168)	(78,223)	(179,917)
Transfer of advance for future capital increase to investments	—	—	—	(8,210)	(250,700)
Compensated income tax and social contribution	(262,172)	(81,461)	(82,078)	(210,295)	(28,997)
The additional information, notes and attachment I are an integral part of the quarterly information

4

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Notes to the Quarterly information at March 31, 2007 and 2006
Expressed In thousands of reais
5.1- Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in iron ore and pellets, nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, steel, aluminum-related products and logistics.
5.2- Presentation of Quarterly information
The quarterly information has been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and Instituto dos Auditores Independents do Brasil — IBRACON (Brazilian Independent Auditors Institute).
As part of the quarterly information, the Company present as complemental information the calculation of the earnings before financing results, equity results, income tax and social contribution, depreciation and amortization – LAJIDA (EBITDA)
Although the EBITDA, as defined before, does not provide valuation for operational cash flow for Brazilian accounting principles, it is often used by financial analysts on valuation of our business and Management uses this indicator to measure our operational performance.
5.3- Principles and Practices of Consolidation
The consolidated quarterly information shows the balances of assets and liabilities on March 31, 2007 and December 31, 2006 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies of the periods ended March 31, 2007, December 31, 2006 and March 31, 2006. The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I. Since December 31, 2006 there have been no changes in the consolidation practices followed by CVRD since 12/31/06.
5.4- Significant Accounting Policies
(a)	The quarterly information has been prepared with the same principles, methods and criteria consistent with the ones adopted in the period ended 12/31/06.
(b)	In preparing the condensed consolidated financial statements, the company is required to use estimates to account for certain assets, liabilities, and transactions. Therefore the consolidated financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates.
5.5- Acquisitions and disposals
(a)	In 01/03/07, was finalized the process of acquisition of Inco with the acquisition of the additional participation of 12,27% for R$ 4 billions. The total aquisition reached the amount of R$ 36 billion. The special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned indirect subsidiary. Pursuant to the amalgamation, Inco will become a wholly-owned subsidiary of CVRD and change its name to “CVRD Inco Limited” (CVRD Inco).

5

To improve comparability CVRD presents, the consolidated statement of income if the acquisition had been done on the first semester of 2006.

	1Q/06
	CVRD	CVRD INCO	Total
Net operating revenues	7,965,272	2,661,024	10,626,296
Cost of products and services	(3,944,710)	(1,786,468)	(5,731,178)

Gross profit	4,020,562	874,556	4,895,118

Operating expenses	(780,676)	(193,369)	(974,045)

Operating profit before financial results and results of equity investments	3,239,886	681,187	3,921,073

Results of equity investments	16,410	—	16,410
Financial results, net	(259,054)	13,184	(245,870)
Non-operating income	19,326	—	19,326

Income before income tax and social contribution	3,016,568	694,371	3,710,939

Income tax and social contribution	(585,334)	(237,317)	(822,651)

Income before minority interests	2,431,234	457,054	2,888,288
Minority interests	(246,672)	(39,553)	(286,225)

Net income for the period	2,184,562	417,501	2,602,063

(b)	In March 2007, CVRD acquired the 18% interest in Ferro Gusa held by Nucor do Brasil S.A. for R$ 40,584, as a result CVRD now own 100% of Ferro Gusa’s shares
(c)	In the subsequent period, April 2007, CVRD acquired 100% of AMCI Holdings Australia Pty – AMCI HÁ, a private company held in Australia, which operates and controls coal assets through joint ventures, for R$1.328.268.
(d)	In November 2006, we sold 5,362,928 common shares issued by Usinas Siderúrgicas Minas Gerais –USIMINAS (“Usiminas”) to Nippon Steel, Votorantim Participações S/A, and Camargo Corrêa S/A, for the amount of R$ 378.659, generating a gain of R$ 135.450. We will keep 6.608.608 common shares which are bound by the current shareholders agreement of Usiminas and are necessary in order for us to be a member of the controlling shareholder group of Usiminas and the remaining 13,839,190 common shares are being object of a secondary public offering currently in place.
5.6- Inventories

	Consolidated		Parent Company
	03/31/07	12/31/06	03/31/07	12/31/06
Finished products
. Iron ore and pellets	844,938	765,475	461,304	387,570
. Manganese and ferroalloys	214,340	199,483	—	—
. Aluminum products	324,412	320,681	—	—
. Copper concentrate	34,363	10,376	34,363	10,376
. Nickel, co-products and sub products Inco	3,143,296	2,792,762	—	—
. Steel products	89,704	73,628	—	—
. Other	146,283	133,573	4,491	5,161

	4,797,336	4,295,978	500,158	403,107

Spare parts and maintenance supplies	2,040,688	2,073,420	728,071	701,866

	6,838,024	6,369,398	1,228,229	1,104,973

6

Taxes to recover or offset

	Consolidated		Parent Company
	03/31/07	12/31/06	03/31/07	12/31/06
Income tax	162,027	316,176	13,447	129,265
Value-added tax — ICMS	630,702	612,377	473,729	452,715
PIS and COFINS	639,505	596,905	126,231	52,675
INSS	28,682	24,109	25,972	22,007
Others	213,228	262,155	110,288	26,716

Total	1,674,144	1,811,722	749,667	683,378

Current	1,037,704	1,003,156	526,713	463,160
Non-current	636,440	808,566	222,954	220,218

	1,674,144	1,811,722	749,667	683,378

5.7- Income Tax and Social Contribution
The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated			Parent Company
	1Q/07	4Q/06	1Q/06	1Q/07	1Q/06
Income before income tax and social contribution	7,619,086	5,159,474	3,016,568	5,573,619	2,471,747
Results of equity investment	252,570	143,992	(16,410)	(3,333,801)	(1,081,040)
Results on sale of assets	—	—	(19,326)	—	(19,326)

	7,871,656	5,303,466	2,980,832	2,239,818	1,371,381
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(2,676,363)	(1,803,178)	(1,013,483)	(761,538)	(466,270)

Adjustments to net income which modify the effect on the results for the period:

Income tax benefit from interest on stockholders’ equity	211,239	178,007	198,464	211,239	198,464
Fiscal incentives	106,869	75,222	69,428	12,039	3,320

Results of overseas companies taxed by aliquot less than the parent company	395,727	241,181	247,410	—	—

Reduced incentive aliquot	19,144	18,217	17,943	—	—
Other	(131,345)	(128,928)	(105,096)	59,964	(22,699)

Income tax and social contribution	(2,074,729)	(1,419,479)	(585,334)	(478,296)	(287,185)

The company has certain tax incentives relative to the manganese operations in Carajás, bauxite in Oriximiná , potash operations in Rosario do Catete, alumina and aluminum operations in Barcarena and kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013 and Bauxite in 2008. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.
CVRD also has tax incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday.
In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. The company is subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, there is not any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

5.10- Investments — Consolidated

	Investments		Equity Results (Consolidated)
	03/31/07	12/31/06	1Q/07	4Q/06	1Q/06
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a)	949,761	948,950	—	107,635	56,322
Shandong Yankuang International Company Ltd.	47,240	48,930	7	(9,495)	—
Henan Longyu Resources Co. Ltd.	247,369	238,930	19,904	19,655	14,377
ThyssenKrupp CSA — Cia Siderúrgica (b)	225,898	194,656	—	—	—
Quadrem International Holdings Ltd. (b)	9,563	9,972	—	—	—
Jubilee Mines N.L ( b )	101,962	102,855	—	—	—
Lion Ore Mining International Ltd ( b )	59,086	52,317	—	—	—
Mirabela Nickel Ltd ( b )	19,991	20,929	—	—	—
Skye Resources Inc ( b )	150,413	114,526	—	—	—
Heron Resources Inc ( b )	17,502	18,250	—	—	—
Other	113,581	106,043	14,715	—	6,075
Exchange variation	—	—	(24,542)	(176)	(22,423)

	1,942,366	1,856,358	10,084	117,619	54,351

(a)	Investment accounted for the equity method until 2006 and cost after it. This investment at market price reaches R$ 1,659,319 and

(b)	Investments at cost.

5.11- Intangible
Refers basically to goodwill based on future results expectative.

	Consolidated
	Intangible		Goodwill amortization
Intangible by segment	03/31/07	12/31/06	1Q/07	4Q/06	1Q/06
Iron ore and pellets
Goodwill of incorporated companies (a)	4,676,205	4,857,464	(129,894)	(129,897)	(35,580)
Goodwill of Sociedade de Mineração Estrela do Apolo	25,684	25,684	—	—	—
Other companies (b)	15,187	24,484	(1,812)	(13,143)	(2,361)

	4,717,076	4,907,632	(131,706)	(143,040)	(37,941)

Nickel
Goodwill of Inco Limited.	6,797,587	4,624,299	(130,948)	(118,571)	—

	6,797,587	4,624,299	(130,948)	(118,571)	—

Total	11,514,663	9,531,931	(262,654)	(261,611)	(37,941)

(a)	Merged companies (Caemi and Ferteco) — amortization of goodwill of incorporated operating companies is recorded in the cost of products sold of the Parent Company; and

(b)	Goodwill not recorded in the parent company.
5.12- Property, Plant and Equipment
By business area:

	Consolidated
	03/31/07			12/31/06
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	27,786,408	(11,048,480)	16,737,928	17,659,577
Construction in progress	6,134,827	—	6,134,827	5,939,211

	33,921,235	(11,048,480)	22,872,755	23,598,788

Non — Ferrous
In operation	33,769,432	(1,503,152)	32,266,280	26,517,770
Construction in progress	11,265,288	—	11,265,288	15,544,089

	45,034,720	(1,503,152)	43,531,568	42,061,859

Logistics
In operation	6,187,467	(1,919,337)	4,268,130	2,891,053
Construction in progress	247,027	—	247,027	284,064

	6,434,494	(1,919,337)	4,515,157	3,175,117

Holdings
In operation	7,798,505	(3,185,466)	4,613,039	4,648,989
Construction in progress	2,813,368	—	2,813,368	2,615,549

	10,611,873	(3,185,466)	7,426,407	7,264,538

Corporate Center
In operation	1,294,824	(469,136)	825,688	824,362
Construction in progress	660,851	—	660,851	686,471

	1,955,675	(469,136)	1,486,539	1,510,833

Total	97,957,997	(18,125,571)	79,832,426	77,611,135

5.13- Loans and Financing
Current

	Consolidated		Parent Company
	03/31/07	12/31/06	03/31/07	12/31/06

Trade finance	2,335,576	1,841,790	2,085,499	1,510,525
Working capital	167,609	193,375	—	—

	2,503,185	2,035,165	2,085,499	1,510,525

Non-current

	Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	03/31/07	12/31/06	03/31/07	12/31/06	03/31/07	12/31/06	03/31/07	12/31/06
Foreign operations

Loans and financing in:
U.S. dollars	411,771	444,380	22,603,862	23,422,535	294,218	374,139	6,140,298	19,322,997
Other currencies	7,105	7,901	27,272	28,083	7,105	7,801	27,272	28,083
Notes in U.S. dollars	—	238,272	13,890,261	14,483,699	—	—	—	—
Export securitization	159,800	183,669	502,637	552,059	—	—	—	—
Perpetual notes	—	—	175,328	182,818	—	—	—	—
Accrued charges	419,431	297,645	—	—	18,407	63,560	—	—

	998,107	1,171,867	37,199,360	38,669,194	319,730	445,500	6,167,570	19,351,080

Local operations

Indexed by TJLP, TR and IGP-M	157,511	131,141	2,287,517	1,224,073	39,362	39,050	2,142,883	1,088,832
Basket of currencies	3,250	3,290	14,185	21,339	3,084	3,018	14,059	15,464
Loans in U.S. dollars	200,223	241,033	154,370	172,157	—	—	—	—
Non-convertible debentures	—	—	5,930,460	5,916,860	—	—	5,557,936	5,557,936
Accrued charges	292,180	78,659	—	—	249,803	27,011	—	—

	653,164	454,123	8,386,532	7,334,429	292,249	69,079	7,714,878	6,662,232

	1,651,271	1,625,990	45,585,892	46,003,623	611,979	514,579	13,882,448	26,013,312

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$ 1.00 = R$2.0504 in 03/31/07 (R$2.380 in 12/31/06) and ¥ 1.00 = R$0.0174 in 03/31/07 (R$0.0180 in 12/31/06);

(b)	At March 31, 2007, the consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government of R$25,830 to which we gave counter-guarantees;

•	Securitization program of R$706,780;

•	Other assets R$894,356.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 03/31/07:

	Consolidated		Parent Company
2008	5,192,548	11%	4,930,748	36%
2009	840,559	2%	370,608	3%
2010	2,127,182	5%	1,877,782	14%
2011 onward	37,053,079	81%	6,703,310	47%
No due date (perpetual notes and debentures)	372,524	1%	—	—

	45,585,892	100%	13,882,448	100%

(d)	In October 2006, the company took a US$ 14.6 billions bridge loan, whose original term was 2-year, used to finance the Inco acquisition. Still in December 2006, the company concluded three transactions with total estimated value of US$ 12.3 billions, completing a significant part of the take out of the initial bridge loan.

One of these three transactions, on November, 2006, the Company issued a US$ 3.75 billions 10-year and 30-year notes. The US$ 1.25 billions notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually. The US$ 2.5 billions notes due in 2036 bear a coupon rate of 6.875% per year, payable semi-annually.

The other transaction involved the issue on December 20, 2006 in the Brazilian market of non-convertible debentures in the amount of R$ 5.5 billions, in two series. The first series, due on November 20, 2010, R$ 1.5 billions, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually while the second series, due on November 20, 2013, R$ 4.0 billions, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. This debentures can be traded at a secondary market, through the Sistema Nacional de Debentures (SND).

The other transaction, closed in December, 2006, was a pre-export finance transaction of US$ 6.0 billions, defining the final allocation among the members of a bank syndicate. The transaction includes a US$ 5.0 billions tranche, five-year maturity, at Libor plus 0.625% per year, and a US$ 1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

In the subsequent period, in April, 27 2007 the company liquidated in advance, the remaining balance of US$ 2,25 billion of the bridge loan.
5.14- Contingent Liabilities
At the Quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies net from judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated		Parent Company
	03/31/07	12/31/06	03/31/07	12/31/06
a) Tax contingencies	2,265,957	2,218,480	1,425,052	1,404,027
(-) Judicial deposits	(1,101,792)	(1,045,774)	(756,050)	(741,774)

	1,164,165	1,172,706	669,002	662,253

b) Civil contingencies	584,863	565,425	389,292	378,534
(-) Judicial deposits	(223,476)	(264,537)	(209,067)	(200,537)

	361,387	300,888	180,225	177,997

c) Labor contingencies	843,669	826,253	644,881	642,158
d) Environmental contingencies	51,506	63,808	17,854	26,569

Total accrued liabilities	2,420,727	2,363,655	1,511,962	1,508,977

	03/31/07	12/31/06
Balance in the beginning of the period	2,363,655	1,508,977
Provisions, net from reversals	63,227	(1,070)
Payment	(13,006)	(11,965)
Monetary update	21,807	38,827
Increase of judicial deposits	(14,956)	(22,807)

Balance at the end of period	2,420,727	1,511,962

The Company and its subsidiaries are party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. Such as, when applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.
a)	Tax Contingencies:
The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) – The contingent figure refers to the credit right of differential rate regarding the transfer of assets between company branches.

•	Services Tax (ISS) – The major claims are regarding local tax collecting dispute.

•	Tax for Social Security Financing (COFINS) – The major contingencies refer to the increase of rate form 2% to 3% between 1999 and 2000 of merged companies;

•	Import Duty (II) – The provision made is related to the Fiscal classification of equipment importation of merged companies;

•	Additional Compensation to harbour workers (AITP) – Figures regarding the collection of compensation to public harbour workers equalized to Private Harbour;

•	Income Tax and Social Contribution – Essentially regarding a Fiscal loss compensation and negative bases of Social Contribution disputing the over the limit of 30% of taxable earnings and monetary variation of asset from merged companies.

•	Others – Regarding dispute of tax credit compensations and base of calculation of Finance Compensation by Exploration of Mineral Resources — CFEM.
b)	Civil Contingencies:
The civil actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans, accidents and return of land.
c)	Labor Contingencies:
Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

In addition to the contingencies for which we have made provisions we have possible losses totaling R$ 3,318,315 (R$ 2,236,341 parent company) based on the advice of our legal counsel, no provision is maintained.
(b)	Guarantees given to jointly controlled companies are as follows:

	Amount of guarantee
			Denominated			Counter
Affiliate	03/31/07	12/31/06	currency	Purpose	Final maturity	guarantees
SAMARCO	5,770	5,917	US$	Debt guarantee IFC	2008	None
(c)	The company provides a guarantee covering certain termination payments to the supplier under an electricity supply agreement entered in October 2004 for Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the contract, the termination payment could reach up to an amount of 145 millions of euros. Once the supply of electricity under the contract to the project begins the guaranteed amounts will decrease over the life of the contract.

Additionally, in connection with a special tax-advantage lease financing related with this project the company provides certain guarantees pursuant to which the company guarantee in certain events of default, payments up to a maximum amount of US$ 100 millions.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(d)	Upon privatization of the Company in 1997, issued a non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share with any future benefits from the Company mineral resources.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

In April 2007, we made available payment related to debentures in the amount of R$ 12,037.

5.15- Provision for asset retirement obligations
On 03/31/07, the consolidated provision for asset retirement obligations amounted to R$ 1,374,165 (R$ 626,589 in the parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$ 75,798 (R$ 56,810 in the parent company) classified in “Other” in current liabilities.
5.16- Paid-up Capital
At the Extraordinary Shareholders’ Meeting held 03/31/06 the Capital Stock was increased to R$19,492 millions, corresponding to 1,229,828,529 shares.
On 05/22/06 the Company split the capital stock approved at the Extraordinary Shareholders’ Meeting held on 04/27/2006. Each existing share, both common and preferred, became two shares. After the split the capital of the Company in the amount of R$19.5 billion, corresponds to 2,459,657,058 shares, being 1,499,898,858 common shares and 959,758,200 preferred Class “A”, including six special class shares without par value (Golden share). The share/ADR proportion was maintained at 1/1, therefore, each common and preferred share will continue to be represented by one ADR.
For comparative purposes, the effects of the split were considered retroactively in the calculation of net income per share presented in the statement of income.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
The members of the Board of Directors and Executive Board together own 58,480 common shares and 327,543 preferred shares.
At the Extraordinary Shareholders’ Meeting held on 04/27/07 the Capital Stock was increased to R$28 billion, corresponding to 2,459,657,058 shares, being R$ 17,074,400 millions divided into 1,499,898,858 common shares and R$ 10,925,600, divided into 959,758,200 preferred Class “A”, including six (6) special Class shares, all without par value. The Capital increase is due through the expansion/ investment reserve in amount of R$ 7,672,690, capitalization in part of the Legal reserve in the amount of R$ 751,545, and capitalization of the fiscal incentives reserve in the amount of R$ 83,364 without new stock issue.
5.17- Treasury Stock
On 06/21/06 The Board of Directors approved, under the terms of Subparagraph XXXII of Article 14 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, a buy-back program of its preferred shares, during a maximum term of 180 days, involving the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of its outstanding preferred shares on May 31, 2006.
Until 12/21/06, due date of buy-back program 15,149,600 preferred shares have been acquired.
On 03/31/07, the Company had 28,291,020 common shares and 15,172,516 preferred shares, which are held in treasury in the amount of R$ 790,226.

Shares
Class	Quantity		Unit acquisition cost			Average quoted market price
	03/31/07	12/31/06	Average	Low	High	03/31/07	12/31/06
Preferred	15,170,644	15,172,516	43.45	41.13	45.15	59.97	44.84
Common	28,291,020	28,291,020	4.63	3.34	8.68	70.57	52.21

	43,461,664	43,463,536

5.18- Distribution to Stockholder’s
In 04/30/2007, CVRD paid R$ 1,669,058 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends, R$ 621,650 and R$ 1,047,408, respectively.

5.19- Financial Result
Consolidated

	1Q/07			4Q/06			1Q/06
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(512,462)	435,973	(76,489)	(582,657)	(32,217)	(614,874)	(115,961)	242,259	126,298
Local debt	(265,932)	106,603	(159,329)	(74,115)	18,937	(55,178)	(37,133)	155,170	118,037
Related parties	(3,676)	(69)	(3,745)	(1,142)	—	(1,142)	(2,664)	(125)	(2,789)

	(782,070)	542,507	(239,563)	(657,914)	(13,280)	(671,194)	(155,758)	397,304	241,546

Labor, tax and civil contingencies	(32,155)	(9,082)	(41,237)	(60,576)	(19,945)	(80,521)	(56,910)	(13,745)	(70,655)
Derivatives, net of gain/losses (interest and currencies)	341,484	(5,635)	335,849	(109,545)	345	(109,200)	1,589	432	2,021

Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and platinum)	(174,638)	57,590	(117,048)	(102,351)	10,685	(91,666)	(159,270)	50,226	(109,044)
CPMF	(113,858)	—	(113,858)	(186,229)	—	(186,229)	(48,456)	—	(48,456)
Other	(643,060)	104,587	(538,473)	(310,141)	266,327	(43,814)	(108,266)	(155,694)	(263,960)

	(1,404,297)	689,967	(714,330)	(1,426,756)	244,132	(1,182,624)	(527,071)	278,523	(248,548)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	(3,294)	5,610	2,316	1,646	—	1,646	791	4	795
Marketable securities	55,245	23	55,268	197,714	(17,216)	180,498	69,026	(52,529)	16,497
Other	238,604	209,800	448,404	209,226	20,073	229,299	38,290	(66,088)	(27,798)

	290,555	215,433	505,988	408,586	2,857	411,443	108,107	(118,613)	(10,506)

Financial income (expenses), net	(1,113,742)	905,400	(208,342)	(1,018,170)	246,989	(771,181)	(418,964)	159,910	(259,054)

Parent company

	03/31/07			03/31/06
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(175,169)	336,803	161,634	(23,398)	(36,365)	(59,763)
Local debt	(237,012)	73,871	(163,141)	(4,278)	3,384	(894)
Related parties	(476,208)	1,290,356	814,148	(71,114)	648,941	577,827

	(888,389)	1,701,030	812,641	(98,790)	615,960	517,170
Labor, tax and civil contingencies	(31,342)	(7,486)	(38,828)	(55,754)	(12,832)	(68,586)

	348,498	(4,170)	344,328	756	(151)	605
Derivatives, net of gain/losses (interest and currencies)
Derivatives, net of gain/losses (gold)	(21,209)	(127)	(21,336)	(23,502)	4,991	(18,511)
CPMF	(96,020)	—	(96,020)	(33,636)	—	(33,636)
Other	(682,455)	(19,256)	(701,711)	(24,193)	(12,583)	(36,776)

	(1,370,917)	1,669,991	299,074	(235,119)	595,385	360,266

		Monetary			Monetary
		and exchange			and exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	7,255	(217,703)	(210,448)	13,427	(131,085)	(117,658)
Marketable securities	10,062	23	10,085	12,345	108	12,453
Other	1,140	286,282	287,422	6,975	22,123	29,098

	18,457	68,602	87,059	32,747	(108,854)	(76,107)

Financial income (expenses), net	(1,352,460)	1,738,593	386,133	(202,372)	486,531	284,159

5.20- Financial Instruments — Derivatives
Volatility of interest rates, exchange rates and commodity prices are the main market risks to which the company is exposed — all three are managed through derivative operations. These have the exclusive with aim of reducing exposure to risk. The company does not contract derivatives for speculative purposes.
The company monitor and evaluate the derivative positions on a regular basis and adjust its strategy in response to market conditions. Periodically the credit limits and credit worthiness of our counter-parties in these transactions are reviewed. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.
The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Consolidated
	1Q/07							(unaudited)
	Interest			Products of	Copper
	rates (libor)	Currencies	Gold	Aluminium	concentrate	Nickel	Platinum	Total
Gains (losses) unrealized on 12/31/06	13,188	(33,350)	(115,138)	(679,454)	(638,410)	34,593	(41,922)	(1,460,493)
Financial settlement	(6,588)	13,127	26,236	61,416	80,140	(26,123)	—	148,208
Financial expenses, net	(1,112)	342,596	(9,972)	(9,079)	(91,312)	(50,406)	(13,869)	166,846
Monetary variations, net	(404)	(5,231)	4,440	28,075	23,118	(15)	1,972	51,955

Gains (losses) unrealized on 03/31/07	5,084	317,142	(94,434)	(599,042)	(626,464)	(41,951)	(53,819)	(1,093,484)

	4Q/06							(unaudited)
	Interest			Produtos de	Copper
	rates (libor)	Currencies	Gold	alumínio	concentrate	Nickel	Platinum	Total
Gains (losses) unrealized on 09/30/06	(2,653)	76,734	(111,691)	(421,760)	5,781	—	—	(453,589)
Gains (losses) recognized upon consolidation of Inco	9,360	19,713	—	—	(778,024)	131,666	(46,807)	(664,092)
Financial settlement	(353)	(13,654)	14,300	48,184	(748)	(187,581)	—	(139,852)
Financial expenses, net	6,825	(115,530)	(19,741)	(314,261)	135,378	89,929	4,925	(212,475)
Monetary variations, net	8	(612)	1,993	8,383	(797)	579	(40)	9,514

Gains (losses) unrealized on 12/31/06	13,187	(33,349)	(115,139)	(679,454)	(638,410)	34,593	(41,922)	(1,460,494)

	1Q/06							(unaudited)
	Interest			Produtos de	Copper
	rates (libor)	Currencies	Gold	alumínio	concentrate	Nickel	Platinum	Total
Gains (losses) unrealized on 12/31/05	(8,769)	1,725	(107,561)	(493,542)	—	—	—	(608,147)
Financial settlement	987	—	8,564	62,977	—	—	—	72,528
Financial expenses, net	838	751	(36,338)	(122,932)	—	—	—	(157,681)
Monetary variations, net	583	(151)	8,711	41,515	—	—	—	50,658

Gains (losses) unrealized on 03/31/06	(6,361)	2,325	(126,624)	(511,982)	—	—	—	(642,642)

	Parent Company
	1Q/07
	Interest rates			Copper
	(libor)	Currencies	Gold	concentrate	Total
Gains (losses) unrealized on 12/31/06	—	5,064	(68,941)	46,227	(17,650)
Financial settlement	—	(60,514)	4,512	(3,497)	(59,499)
Financial expenses, net	—	348,498	(6,138)	(15,071)	327,289
Monetary variations, net	—	(4,170)	3,021	(3,148)	(4,297)

Gains (losses) unrealized on 03/31/07	—	288,878	(67,546)	24,511	245,843

	1Q/06
	Interest rates			Copper
	(libor)	Currencies	Gold	concentrate	Total
Gains (losses) unrealized on 12/31/05	(5)	1,725	(63,408)	—	(61,688)
Financial settlement	—	—	6,448	—	6,448
Financial expenses, net	5	751	(23,502)	—	(22,746)
Monetary variations, net	—	(151)	4,991	—	4,840

Gains (losses) unrealized on 03/31/06	—	2,325	(75,471)	—	(73,146)

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates (LIBOR)	December 2011
Currencies	December 2011
Aluminum products	December 2008
Copper concentrate	December 2008
Nickel	April 2009
Platinum	December 2008
5.21- Selling, Administrative , Other Operating Expenses and Non Operating Income

	Consolidated			Parent Company
	1Q/07	4Q/06	1Q/06	1Q/07	1Q/06
Administrative
Personnel	206,128	181,014	137,285	69,567	70,927
Services of technical consulting	69,008	65,278	38,436	23,122	18,729
Advertising and publicity	31,827	38,394	26,760	27,554	25,947
Depreciation	69,101	72,819	52,058	49,779	37,785
Travel expenses	9,408	9,951	10,705	5,784	9,059
Rents and taxes	41,870	20,877	10,051	7,790	5,948
Community aborigine	5,826	4,803	4,063	5,826	4,063
Other	112,136	87,148	51,549	16,924	11,112
Sales	56,560	121,542	104,886	10,708	4,081

Total	601,864	601,826	435,793	217,054	187,651

	Consolidated			Parent Company
	1Q/07	4Q/06	1Q/06	1Q/07	1Q/06
Other operating expenses (income), net
Provisions for contingencies	19,919	77,312	31,020	—	7,433
Provision for loss on ICMS credits	12,949	30,929	14,858	(5,474)	—
Provision for profit sharing	223,475	346,564	62,449	99,696	42,000
Fundação Vale do Rio Doce — FVRD	12,047	25,841	3,298	12,047	3,051
Asset retirement obligation	—	264,131	—	—	—
Recoverable taxes	(317,221)	—	—	(317,221)	—
Other	130,455	(3,982)	77,200	4,692	45,735

Total	81,624	740,795	188,825	(206,260)	98,219

	Consolidated			Parent Company
	1Q/07	4Q/06	1Q/06	1Q/07	1Q/06
Non operating results
Gerdau — Gain on sale	—	88,624	—	—	—
Usiminas — Gain on sale	—	135,450	—	—	—
Siderar — Gain on sale	—	197,764	—	—	—
Nova Era Silicon — NES — Gain on sale	—	—	19,326	—	19,326

	—	421,838	19,326	—	19,326
Non operating expenses from company acquired	—	(1,426,777)	—	—	—

Total	—	(1,004,939)	19,326	—	19,326

6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended march 31, 2007													In thousands of reais
									Accounting information
	Participation (%)		Assets			Liabilities and stockholders ’ equity			Statement of income
					Non-current
					assets		Non-current assets
					Investments,
					property plant		Long-term,
					and equipment		deferred income	Adjusted		Cost of	Operating		Income tax
					and deferred		and minority	stockholders’		products	income	Non-operating	and Social	Adjusted net
	Total	Voting	Circulante	Long-term	charges	Current	interest	equity	Net revenues	and services	(expenses)	result	contribution	income (loss)
Subsidiaries (a)
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	474,712	1,493,689	1,066,188	415,894	1,025,352	1,593,343	654,600	(419,374)	11,003	(1)	(50,054)	196,174
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	972,796	87,672	4,160,943	533,496	1,085,705	3,602,210	662,688	(383,541)	32,584	(18)	(37,767)	273,946
Brasilux S.A.	100.00	100.00	2,327	32,255	490	13,174	—	21,898	—	—	(748)	—	—	(748)
Companhia Paulista de Ferro Ligas	100.00	100.00	66,377	169,224	1,176	134,072	97,868	4,837	—	—	2,062	13	(1,576)	499
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	257,970	6,056	152,731	153,940	30	262,787	90,696	(26,668)	1,186	—	(22,418)	42,796
CVRD Inco	100.00	100.00	10,649,121	343,871	45,304,459	5,447,525	36,013,262	14,836,664	6,742,785	(2,772,288)	(1,023,469)	(186,893)	(1,176,414)	1,583,721
CVRD International S.A.	100.00	100.00	8,313,636	31,794,017	19,099,061	6,873,201	32,584,117	19,749,396	4,401,848	(3,381,119)	2,795,084	—	(58,366)	3,757,447
CVRD Overseas Ltd.	100.00	100.00	753,178	502,637	857,797	1,460,282	41,152	612,178	622,960	(455,717)	(25,652)	—	—	141,591
Docepar S.A.	100.00	100.00	12,313	305,078	149	28,378	260,954	28,208	—	—	(1,366)	—	—	(1,366)
Ferro Gusa Carajás S.A.	100.00	100.00	110,077	1,496	336,019	48,331	1,147	398,114	47,511	(40,302)	45,067	—	—	52,276
Ferrovia Centro — Atlântica S.A.	100.00	100.00	255,808	124,004	1,504,463	111,877	1,926,479	(154,081)	161,380	(157,361)	(5,741)	—	(867)	(2,589)
Florestas Rio Doce S.A.	99.90	100.00	29,062	28,871	3,696	28,225	9,069	24,335	—	—	728	—	(152)	576
Log-In Intermodal S/A.	100.00	100.00	130,254	46,308	118,628	98,941	93,726	102,523	13,838	(5,453)	4,699	—	(183)	12,901
Mineração Tacumã Ltda.	100.00	100.00	133	—	1,635,760	16,852	1,788,341	(169,300)	—	—	(2,841)	—	—	(2,841)
Minerações Brasileiras Reunidas S.A. — MBR	89.80	89.80	1,055,769	81,790	3,808,000	1,346,216	146,517	3,452,826	880,052	(470,831)	158,021	904	(135,994)	432,152
Rio Doce International Finance Ltd.	100.00	100.00	556	—	—	8,318	130	(7,892)	—	—	338	—	—	338
Rio Doce Manganês S.A.	100.00	100.00	452,015	138,037	323,975	241,135	263,216	409,676	125,425	(102,692)	(20,765)	(6,875)	466	(4,441)
Rio Doce Manganèse Europe — RDME	100.00	100.00	202,255	189	61,094	70,453	1,906	191,179	101,119	(80,055)	(30,990)	280	(196)	(9,842)
Rio Doce Manganése Norway AS	100.00	100.00	97,162	7,445	60,381	78,933	16,352	69,703	51,360	(38,610)	(15,712)	—	—	(2,962)
Salobo Metais S.A.	100.00	100.00	1,134	—	903,910	420	628,489	276,135	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A.	100.00	99.89	45,779	6,205	57,610	34,075	5,923	69,596	26,031	(17,012)	2,179	—	(3,824)	7,374
Urucum Mineração S.A.	100.00	100.00	87,175	24,748	64,071	22,753	115,109	38,132	25,576	(15,213)	(13,012)	(5,816)	(420)	(8,885)
Vale Overseas Ltd.	100.00	100.00	238,880	11,786,925	—	238,880	11,786,925	—	—	—	—	—	—	—
Valesul Alumínio S.A.	100.00	100.00	149,349	76,736	146,482	61,065	32,369	279,133	146,651	(100,019)	(7,922)	(17)	(6,299)	32,394

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	847,894	4,250	496,953	282,954	389,575	676,568	663,250	(641,359)	(46,628)	—	(1,726)	(26,463)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	151,773	30,524	253,480	229,057	91,480	115,240	183,621	(154,038)	1,603	—	(11,392)	19,794
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	260,623	47,202	94,992	182,535	52,989	167,293	205,706	(138,111)	(31,491)	—	(12,507)	23,597
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	215,786	58,936	100,920	169,127	63,289	143,226	136,746	(122,951)	11,905	—	(9,705)	15,995
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	243,692	66,058	216,782	273,355	63,379	189,798	301,046	(237,777)	(27,563)	—	(13,008)	22,698
Minas da Serra Geral S.A. — MSG	50.00	50.00	14,004	25,617	78,728	1,256	19,890	97,203	6,164	(2,522)	8	18	(867)	2,801
Mineração Rio do Norte S.A.	40.00	40.00	162,212	529,207	941,840	696,041	221,595	715,623	284,926	(142,081)	637	(829)	(12,368)	130,285
MRS Logística S.A.	40.45	37.23	650,007	291,322	1,561,630	748,273	719,943	1,034,743	480,385	(262,857)	(31,871)	(1,534)	(62,592)	121,531
Samarco Mineração S.A.	50.00	50.00	661,430	245,627	2,403,878	676,307	1,664,613	970,015	557,293	(233,161)	11,960	(26)	(65,216)	270,850
Baovale Mineração S. A.	50.00	100.00	55,504	26	52,155	25,034	—	82,651	(286)	(1,043)	7,537	—	(565)	5,643

Observações:

(a)	The amounts above represent the total presented in the quarterly informations of this companies on March 31, 2007, adjusted and unaudited.

Additional information of the main investee companies are available on the CVRD website www.cvrd.com.br, invertor relations.

7- Report of the Independent Accountants
     (Convenience Translation into English from the Original Previously Issued in Portuguese)
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
Rio de Janeiro — RJ
1.	We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce, holding company and consolidated, in respect of the quarter ended March 31, 2007, prepared in accordance with the accounting practices followed in Brazil and under the responsibility of the Company’s management, comprising the balance sheets, the statements of income and changes in shareholders’ equity and the comments on the Company’s performance.

2.	Except as mentioned in paragraph 3, our limited review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company’s and its investees’ accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s and its investees’ financial positions and operations.

3.	The financial statements as of March 31, 2007, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of R$27,784,289 thousand of these investments and R$1,867,481 thousand of the income generated by them for the quarter then ended.

4.	Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR)

5.	Our limited review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows, holding company and consolidated, are presented as additional information, and are not a required part of the Quarterly Financial Information. Such statements have been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statements for them to be adequately presented in relation to the Quarterly Financial Information.

6.	We have previously audited the balance sheets, holding company and consolidated, as of December 31, 2006 and issued our unqualified opinion, dated March 7, 2007, sharing the responsibility in respect of the audits, by other independent auditors, of the financial statements of certain subsidiaries, jointly-owned and associated companies. Additionally, we reviewed the statements of income, holding company and consolidated, in respect of the quarter ended March 31, 2006, presented for comparison purposes, and issued our report, dated May 10, 2006, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.
Rio de Janeiro, May 3, 2007

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independents	Accountant
CRC-SP 011609/O-8 “F”-RJ	CRC-RJ 036-206/O-5

B- Additional Information
8- Cash generation (Unaudited)
The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion more dividends received) was R$8,936,435 in 03/31/07, against R$3,753,529 in 03/31/06, an increase of 138%.
EBITDA is not a BR GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA

	1Q/07	4Q/06	1Q/06
Operating profit — EBIT	8,079,998	7,079,586	3,239,886
Depreciation / amortization of goodwill	856,437	873,601	512,316

	8,936,435	7,953,187	3,752,202
Dividends received	—	4,375	1,327

EBITDA	8,936,435	7,957,562	3,753,529

Depreciation / amortization of goodwill	(856,437)	(873,601)	(512,316)
Dividends received	—	(4,375)	(1,327)
Equity Results	(252,570)	(143,992)	16,410
Non-operating result	—	(1,004,939)	19,326
Financial results, net	(208,342)	(771,181)	(259,054)
Income tax and social contribution	(2,074,729)	(1,419,479)	(585,334)
Minority interests	(449,034)	(371,544)	(246,672)

Net income	5,095,323	3,368,451	2,184,562

Consolidated EBITDA by segment

	EBITDA
	1Q/07	4Q/06	1Q/06
Segments
Ferrous minerals	3,906,759	3,665,701	2,939,026
Non-ferrous minerals	4,076,544	3,346,810	116,889
Logistics	355,164	384,226	234,764
Holdings
Aluminum	656,982	630,723	436,262
Steel	10,593	23,546	66,651
Others	(69,607)	(93,444)	(40,063)

	8,936,435	7,957,562	3,753,529

9- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Anibal Moreira dos Santos
Vice-President
Demian Fiocca	Bernard Appy
Francisco Augusto da Costa e Silva	José Bernardo de Medeiros Neto
Hiroshi Tada	Executive Officers
João Batista Cavaglieri	Roger Agnelli
Chief Executive Officer
Jorge Luiz Pacheco
Carla Grasso
José Ricardo Sasseron	Executive Officer for Human Resources and Corporate Services
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Eduardo de Salles Bartolomeo
Sandro Kohler Marcondes	Executive Officer for Logistics
Advisory Committees of the Board of Directors

Fábio de Oliveira Barbosa
Controlling Committee	Chief Financial Officer and Investor Relations
Antonio José de Figueiredo Ferreira
Paulo Roberto Ferreira de Medeiros
Gabriel Stoliar
Executive Development Committee	Executive Officer for Planning
Arlindo Magno de Oliveira
João Moisés de Oliveira	José Carlos Martins
Oscar Augusto de Camargo Filho	Executive Officer for Ferrous Minerals

Strategic Committee	José Lancaster Executive Officer for Non-Ferrous Minerals
Roger Agnelli
Gabriel Stoliar
Demian Fiocca	Murilo de Oliveira Ferreira
Mário da Silveira Teixeira Júnior	Executive Officer for Equity Holdings and Business Development

Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa	Tito Botelho Martins
Executive Officer for Corporate Affairs

Finance Committee
Fábio de Oliveira Barbosa	Marcus Vinícius Dias Severini
Wanderlei Viçoso Fagundes	Chief Officer of Control Department
Ivan Luiz Modesto Schara

Governance and Sustainability Committee
Renato da Cruz Gomes	Vera Lúcia de Almeida Pereira Elias
Ricardo Carvalho Giambroni	Chief Accountant
Ricardo Simonsen	CRC-RJ 043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 9, 2007	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer